Exhibit 99.1

BEZEQ GROUP REPORTS

FOURTH QUARTER & Full year 2018 Financial RESULTS

Tel Aviv, Israel – March 28, 2019 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months and year ended December 31, 2018. Details regarding the investor conference call and webcast to be held today are included later in this press release.

Bezeq Group (consolidated)	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
	(NIS millions)			(NIS millions)

Revenues	2,326	2,458	(5.4%)	9,321	9,789	(4.8%)
Operating profit	(1,810)	427		(548)	2,110
EBITDA*	(1,230)	854		1,641	3,825	(57.1%)
EBITDA margin	(52.9%)	34.7%		17.6%	39.1%
Net profit	(1,755)	205		(1,066)	1,235
Diluted EPS (NIS)	(0.63)	0.07		(0.39)	0.45
Cash flow from operating activities*	914	842	8.6%	3,512	3,525	(0.4%)
Payments for investments	416	391	6.4%	1,727	1,530	12.9%
Free cash flow [1]	679	473	43.6%	1,598	2,093	(23.7%)
Net debt/Adjusted EBITDA (EOP)	2.51	2.41		2.51	2.41

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in 2018 was an increase of NIS 412 million and NIS 397 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Shlomo Rodav, Bezeq’s Chairman, stated, “Over the last twelve months, we have implemented profound change in the way the group operates in order to conform to the most stringent corporate governance standards. At the same time, we have made significant strategic moves to give the Bezeq Group the ability to continue to successfully cope with the technological, competitive and regulatory changes. In this context, we have taken many steps, including reductions in the management team and streamlining processes in the subsidiaries, while negotiating with the labor unions, with a new collective arrangement already signed by yes. yes also began a significant project to migrate from satellite to IP broadcasting. Concurrently, Bezeq Fixed-Line is implementing a significant employee retirement plan that will lead to material efficiencies in the company.

Alongside these, we continued to create future growth engines for the Group, so that we will continue to be the leading telecommunications company in Israel regardless of the intense competitive environment, existing regulatory conditions and expected changes in technologies and business models in Israel and the world. This is done by developing new areas of activity in each of the companies, while preparing the basis for the next generation of communications services. We are in talks with the regulator so that advanced communications infrastructures can be developed for the State of Israel. We are ready to invest huge sums of money for this purpose, and hope that the State will succeed in creating a clear, positive and equal regulatory framework in order to bring the State of Israel to the forefront of global infrastructure. Bezeq is the only company in Israel that is willing and capable of deploying fiber optics nationwide and provide everyone with ultra-fast internet, and Pelephone has already begun preparations for the 5G cellular network.”

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 1

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer commented, “The 2018 results were affected by one-time provisions totaling NIS 2.31 billion, which eroded profitability. These include, inter alia, a loss of NIS 1.68 billion, mainly due to a loss from impairment of assets in yes, and a provision of NIS 559 million in respect of the early retirement of employees. Today we published our forecast for 2019 that maintains financial stability in EBITDA and net profit. In addition, we plan to replace part of the financial debt, including extending durations, in order to maintain the financial strength of the company, for the benefit of all long-term stakeholders in the company.”

Bezeq Group Results (Consolidated)

The financial results in 2018 were impacted by one-time items of over NIS 2.31 billion which reduced net profits. The key items included: A loss of NIS 1.68 billion for the impairment of assets (mainly yes) and a provision of NIS 559 million for the early retirement of employees.

Revenues in 2018 totaled NIS 9.32 billion compared to NIS 9.79 billion in 2017, a decrease of 4.8%. Revenues in the fourth quarter of 2018 were NIS 2.33 billion, compared to NIS 2.46 billion in the same quarter of 2017, a decrease of 5.4%.

The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses in 2018 totaled NIS 1.99 billion compared to NIS 2.01 billion in 2017, a decrease of 0.6%. Salary expenses in the fourth quarter of 2018 were NIS 485 million, compared to NIS 505 million in the same quarter of 2017, a decrease of 4.0%.

The decrease in salary expenses in the fourth quarter was due to efficiency measures implemented in all key Group segments.

Operating expenses in 2018 totaled NIS 3.38 billion compared to NIS 3.89 billion in 2017, a decrease of 13.2%. Operating expenses in the fourth quarter of 2018 were NIS 885 million, compared to NIS 1.00 billion in the same quarter of 2017, a decrease of 11.8%.

The decrease in operating expenses was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized. In addition, lower expenses were recorded in terminal equipment, marketing and general expenses.

Other operating expenses, net in 2018 totaled NIS 634 million compared to income of NIS 19 million in 2017. Other operating expenses in the fourth quarter of 2018 were NIS 511 million, compared to NIS 9 million in the same quarter of 2017.

This item was impacted by the recording of a provision of NIS 559 million for the early retirement of employees compared to NIS 23 million in 2017.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 2

Loss from impairment of assets in 2018 totaled NIS 1.68 billion compared to NIS 87 million in 2017. The increase was due to losses of NIS 1.64 billion from the impairment of assets of yes and NIS 37 million from the impairment of assets of Walla.

Depreciation expenses in 2018 totaled NIS 2.19 billion compared to NIS 1.72 billion in 2017, an increase of 27.6%. Depreciation expenses in the fourth quarter of 2018 were NIS 580 million, compared to NIS 427 million in the same quarter of 2017, an increase of 35.8%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Profitability metrics in the fourth quarter and full year 2018 were impacted by the loss from the impairment of assets of yes, the decrease in revenues and changes in other operating expenses mentioned above.

Operating loss in 2018 amounted to NIS 548 million compared to operating profit of NIS 2.11 billion in 2017. Operating loss in the fourth quarter of 2018 amounted to NIS 1.81 billion, compared to operating profit of NIS 427 million in the same quarter of 2017.

EBITDA in 2018 totaled NIS 1.64 billion (EBITDA margin of 17.6%) compared to NIS 3.83 billion (EBITDA margin of 39.1%) in 2017, a decrease of 57.1%. EBITDA in the fourth quarter of 2018 amounted to a loss of NIS 1.23 billion, compared to profit of NIS 854 million (EBITDA margin of 34.7%) in the same quarter of 2017.

After adjusting for the impact of accounting standard IFRS 16 and other income/expenses, Adjusted EBITDA in 2018 totaled NIS 3.54 billion (EBITDA margin of 38.0%) compared to NIS 3.89 billion (EBITDA margin of 39.8%) in 2017, a decrease of 9.1%. Adjusted EBITDA in the fourth quarter of 2018 was NIS 853 million (EBITDA margin of 36.7%) compared to NIS 950 million (EBITDA margin of 38.6%) in the same quarter of 2017, a decrease of 10.2%.

Financing expenses in 2018 totaled NIS 435 million compared to NIS 417 million in 2017, an increase of 4.3%. Financing expenses in the fourth quarter of 2018 were NIS 108 million, compared to NIS 120 million in the same quarter of 2017, a decrease of 10.0%.

The increase in financing expenses in 2018 was primarily due to the increase in financing expenses at Bezeq Fixed-Line partially offset by the decrease in yes. In addition, financing expenses were impacted by the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

The decrease in financing expenses in the fourth quarter was primarily due to the decrease in financing expenses at yes.

Tax expenses in 2018 totaled NIS 80 million compared to NIS 453 million in 2017, a decrease of 82.3%. Tax income in the fourth quarter of 2018 amounted to NIS 163 million, compared to tax expenses of NIS 101 million in the same quarter of 2017.

The decrease in tax expenses was primarily due to a reduction in profitability, the write-off of the tax reserve due to impairment as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

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Net loss in 2018 amounted to NIS 1.07 billion compared to a net profit of NIS 1.24 billion in 2017. Net loss in the fourth quarter of 2018 amounted to NIS 1.76 billion, compared to a net profit of NIS 205 million in the same quarter of 2017.

The decrease in net loss was primarily due to the aforementioned decrease in operating profit partially offset by the decrease in tax expenses.

Cash flow from operating activities in 2018 totaled NIS 3.51 billion compared to NIS 3.53 billion in 2017, a decrease of 0.4%. Cash flow from operating activities in the fourth quarter of 2018 was NIS 914 million, compared to NIS 842 million in the same quarter of 2017, an increase of 8.6%.

Payments for investments (Capex) in 2018 totaled NIS 1.73 billion compared to NIS 1.53 billion in 2017, an increase of 12.9%. Payments for investments in the fourth quarter of 2018 amounted to NIS 416 million, compared to NIS 391 million in the same quarter of 2017, an increase of 6.4%.

The increase in investments in 2018 was primarily due to payments of NIS 121 million for permit fees and purchase tax relating to the sale of “Sakia”.

Free cash flow in 2018 totaled NIS 1.60 billion compared to NIS 2.09 billion in 2017, a decrease of 23.7%. Free cash flow in the fourth quarter of 2018 was NIS 679 million, compared to NIS 473 million in the same quarter of 2017, an increase of 43.6%.

The decrease in free cash flow in 2018 was primarily due to a decrease in profitability.

The increase in free cash flow in the fourth quarter of 2018 was primarily due to an increase in proceeds from the sale of real estate of NIS 272 million compared to NIS 22 million in the corresponding quarter of 2017.

Net financial debt of the Group was NIS 8.88 billion as of December 31, 2018 compared to NIS 9.39 billion as of December 31, 2017. As of December 31, 2018, the Group’s net financial debt to Adjusted EBITDA ratio was 2.51, compared to 2.41 as of December 31, 2017.

Change in Dividend Policy

The Company’s Board of Directors resolved to cancel the Company’s dividend distribution policy, which was recently updated on March 6, 2018. The decision was made from a position of clarity and transparency vis-a-vis shareholders and the circumstances that emerged due to the impossibility of distributing a dividend as a result of the expected failure to meet the “profit test” in the next two years. Accordingly, the Board of Directors decided that it would not be appropriate to maintain a dividend policy when in practice it is not effective.

The cancellation of the dividend policy will not prevent the Company’s Board of Directors from examining from time to time the distribution of dividends to the Company’s shareholders, taking into consideration, among other factors, the provisions of the law, the state of the Company’s business and its capital structure, and the need to maintain a balance between ensuring the Company’s financial strength and stability and the continued creation of value to the shareholders of the Company, all of which are subject to the approval of the general meeting of shareholders of the Company with respect to each specific distribution, as prescribed in the Company’s Articles of Association.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 4

2019 Outlook

Below is the Bezeq Group’s outlook for 2019, based on the existing information known to the Bezeq Group today:

Net profit attributable to shareholders:	Approximately NIS 900 million - NIS 1.0 billion

EBITDA:	Approximately NIS 3.9 billion

CAPEX*:	Approximately NIS 1.7 billion

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects of the provision for early retirement of employees and the signing of collective labor agreements in the Group, including the collective labor agreement with DBS (see immediate report dated March 14, 2019), and do not include the effects, if any, of the cancellation of the Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Periodic Report of 2018.

The Company shall report, as required, deviations of more/less than 10% of the range and amounts stated in the forecast.

*CAPEX – payments for investments in fixed and intangible assets

Increase in Registered Share Capital

The Board of Directors approved the convening of a general meeting of shareholders for which the agenda will include the approval of the increase of the Company’s registered share capital by one billion shares of NIS 1 par value each, as a preliminary step towards a potential capital raising of up to NIS 2 billion through a rights offering, subject to the necessary decisions and approvals.

In so far as it is implemented, the rights issuance is expected to enable a faster reduction in debt, an improvement in coverage ratios, maintenance of a high credit rating, and financial flexibility for investment and operational activities, etc.

As of this date, the publication of a prospectus and the execution of funding has not yet been approved, and there is no certainty that capital will be raised and at what timing, structure or terms.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 5

Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “We are experiencing significant momentum in all areas of our operation. Over the last few months, we have been working on creating the company’s future growth engines, while strengthening the penetration of existing services. In this framework, we focused, among other things, on setting up advanced home networks based on the BE router and Bspot service. We expanded the retail activity and the sales of terminal equipment, and we are expanding the range of services offered to private and business customers and more. We are beginning to reap the rewards of these activities and expect their influence to increase in the coming quarters. At the same time, we continued to invest in upgrading our telecommunications networks, expanding their deployment and improving their durability. We have also taken steps and are continuing to improve our service to our customers to the highest possible level.

In addition, we continued to focus on efficiency and streamlining measures, and implemented a significant early retirement program. For this purpose, in the fourth quarter of 2018, we made a provision for early retirement which had a material effect on the Company’s profitability metrics in the fourth quarter of 2018 and for the year 2018, but the positive effect of the move on the Company’s expenses will be felt in the coming quarters.

At the same time, we are committed in our efforts to advance our infrastructure to the next level including ultra-fast fiber-optic broadband Internet. We are fully prepared and ready to provide these advanced services nationwide, and expect to receive the regulatory approvals that will enable it as soon as possible.”

Revenues in 2018 totaled NIS 4.20 billion compared to NIS 4.24 billion in 2017, a decrease of 1.1%. Revenues in the fourth quarter of 2018 were NIS 1.03 billion, compared to NIS 1.05 billion in the same quarter of 2017, a decrease of 2.0%.

The decrease in revenues was primarily due to a decrease in telephony revenues, which was partially offset by an increase in revenues from broadband Internet and cloud & digital services.

Revenues from broadband Internet services (retail and wholesale) in 2018 totaled NIS 1.60 billion compared to NIS 1.54 billion in 2017, an increase of 3.4%. Revenues from broadband Internet services in the fourth quarter of 2018 were NIS 396 million, compared to NIS 395 million in the same quarter of 2017, an increase of 0.3%.

The increase in revenues from broadband Internet services was primarily due to growth of 1.3% in the number of Internet lines, which reached 1.66 million subscribers as well as an increase in the average revenue per retail subscriber of 3.3% in 2018 and 4.3% in the fourth quarter of 2018.

Revenues from telephony services in 2018 totaled NIS 1.16 billion compared to NIS 1.28 billion in 2017, a decrease of 9.8%. Revenues from telephony services in the fourth quarter of 2018 were NIS 281 million, compared to NIS 309 million in the same quarter of 2017, a decrease of 9.1%.

The decrease in telephony revenues was due to a reduction in the average revenue per line of 3.7% in 2018 and 3.8% in the fourth quarter of 2017 as well as a decrease of 5.1% in the number of access lines.

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Revenues from transmission and data communication services in 2018 totaled NIS 977 million compared to NIS 975 million in 2017, an increase of 0.2%. Revenues from transmission and data communication services in the fourth quarter of 2018 were NIS 243 million, compared to NIS 237 million in the same quarter of 2017, an increase of 2.5%.

Revenues from cloud & digital services in 2018 totaled NIS 260 million compared to NIS 230 million in 2017, an increase of 13.0%. Revenues from cloud & digital services in the fourth quarter of 2018 were NIS 63 million, compared to NIS 60 million in the same quarter of 2017, an increase of 5.0%. The increase in revenues from cloud & digital services was primarily due to an increase in revenues from cyber services and virtual private exchange (HIPT) services.

Operating expenses in 2018 totaled NIS 596 million compared to NIS 677 million in 2017, a decrease of 12.0%. Operating expenses in the fourth quarter of 2018 were NIS 168 million, compared to NIS 163 million in the same quarter of 2017, an increase of 3.1%. The decrease in operating expenses in 2018 was primarily due to a reduction in the rental expenses of buildings and car rentals that were recognized as an asset due to the early adoption of accounting standard IFRS 16 as of January 1, 2018. In addition, lower expenses were recorded in payments to telecommunication operators, marketing and general expenses.

The increase in operating expenses in the fourth quarter of 2018 was primarily due to an increase in advertising expenses.

Salary expenses in 2018 totaled NIS 912 million compared to NIS 891 million in 2017, an increase of 2.4%. Salary expenses in the fourth quarter of 2018 were NIS 219 million, compared to NIS 223 million in the same quarter of 2017, a decrease of 1.8%. The increase was due to an increase in salaries resulting from collective labor agreements.

Other operating expenses, net in 2018 amounted to NIS 614 million, compared to income of NIS 23 million in the same quarter of 2017. Other operating expenses in the fourth quarter of 2018 amounted to expenses of NIS 509 million, compared to NIS 6 million in the same quarter of 2017.

Other operating expenses/income was impacted by the recording of provisions for early retirement of NIS 547 million compared to NIS 23 million in 2017.

Depreciation expenses in 2018 totaled NIS 850 million compared to NIS 728 million in 2017, an increase of 16.8%. Depreciation expenses in the fourth quarter of 2018 were NIS 217 million, compared to NIS 185 million in the same quarter of 2017, an increase of 17.3%. The increase in depreciation expenses was primarily due to the amortization of right-of-use assets as a result of the early adoption of accounting standard IFRS 16 as of January 1, 2018.

Profitability metrics in 2018 and in the fourth quarter of 2018 were primarily impacted by the aforementioned changes in other operating expenses/income, net.

Operating profit in 2018 totaled NIS 1.22 billion compared to NIS 1.97 billion in 2017, a decrease of 37.9%. Operating loss in the fourth quarter of 2018 amounted to NIS 87 million, compared to profit of NIS 470 million in the same quarter of 2017. The decrease in operating profit was primarily due to the aforementioned provision for early retirement of NIS 547 million.

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EBITDA in 2018 totaled NIS 2.07 billion (EBITDA margin of 49.4%) compared to NIS 2.70 billion (EBITDA margin of 63.6%) in the same quarter of 2017, a decrease of 23.2%. EBITDA in the fourth quarter of 2018 was NIS 130 million (EBITDA margin of 12.7%), compared to NIS 655 million (EBITDA margin of 62.6%) in the same quarter of 2017, a decrease of 80.2%.

After adjusting for the impact of accounting standard IFRS 16 and other income/expenses, Adjusted EBITDA in 2018 totaled NIS 2.60 billion (EBITDA margin of 62.0%) compared to NIS 2.68 billion (EBITDA margin of 63.1%) in 2017, a decrease of 2.8%. Adjusted EBITDA in the fourth quarter of 2018 was NIS 621 million (EBITDA margin of 60.5%) compared to NIS 661 million (EBITDA margin of 63.1%) in the same quarter of 2017, a decrease of 6.1%.

Financing expenses in 2018 totaled NIS 470 million compared to NIS 403 million in 2017, an increase of 16.6%. Financing expenses in the fourth quarter of 2018 were NIS 117 million, compared to NIS 122 million in the same quarter of 2017, a decrease of 4.1%.

The increase in financing expenses in 2018 was primarily due to the recording of NIS 43 million of expenses for the write off of the balance of the debt owed the Company on account of the second contingent consideration in connection with the acquisition of yes, compared to financing income of NIS 14 million in 2017.

Tax expenses in 2018 totaled NIS 187 million compared to NIS 396 million in 2017, a decrease of 52.8%. Tax income in the fourth quarter of 2018 amounted to NIS 49 million, compared to tax expenses of NIS 88 million in the same quarter of 2017.

The decrease in tax expenses was due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit in 2018 totaled NIS 567 million compared to NIS 1.17 billion in 2017, a decrease of 51.6%. Net loss in the fourth quarter of 2018 amounted to NIS 155 million, compared to net profit of NIS 260 million in the same quarter of 2017.

The decrease in net profit was primarily due to the aforementioned decrease in operating profit partially offset by the decrease in tax expenses.

Cash flow from operating activities in 2018 totaled NIS 2.21 billion compared to NIS 2.23 billion in 2017, a decrease of 0.9%. Cash flow from operating activities in the fourth quarter of 2018 amounted to NIS 600 million, compared to NIS 587 million in the same quarter of 2017, an increase of 2.2%.

Payments for investments (Capex) in 2018 totaled NIS 976 million compared to NIS 825 million in 2017, an increase of 18.3%. Payments for investments in the fourth quarter of 2018 were NIS 225 million, compared to NIS 226 million in the same quarter of 2017, a decrease of 0.4%.

The increase in investments in 2018 was primarily due to payments of NIS 121 million for permit fees and purchase tax relating to the sale of “Sakia”.

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Free cash flow in 2018 totaled NIS 1.36 billion compared to NIS 1.49 billion in 2017, a decrease of 9.1%. Free cash flow in the fourth quarter of 2018 was NIS 636 million, compared to NIS 383 million in the same quarter of 2017, a decrease of 66.1%.

The decrease in free cash flow in 2018 was primarily due to a decrease in profitability.

The increase in free cash flow in the fourth quarter of 2018 was primarily due to an increase in proceeds from the sale of real estate of NIS 270 million compared to NIS 22 million in the corresponding quarter of 2017.

The number of broadband Internet lines (retail and wholesale) at the end of 2018 totaled 1.66 million, a decrease of 7,000 lines compared to the third quarter of 2018. The number of wholesale broadband Internet lines continued to grow and reached 626,000 lines, representing a sequential increase of 9,000 lines. During the past year, the number of wholesale lines grew by 94,000.

During the fourth quarter of 2018, average broadband speeds reached 59.1 Mbps, compared to 57.4 Mbps sequentially, and 51.5 Mbps in the fourth quarter of 2017, representing a year-over-year increase of 14.8%.

Average revenue per Internet subscriber (ARPU - retail) in the fourth quarter of 2018 was NIS 96, compared to NIS 93 sequentially and NIS 92 in the fourth quarter of 2017.

The number of telephony access lines totaled 1.818 million at the end of 2018, compared to 1.843 million sequentially and 1.916 million at the end of 2017.

Average revenue per line (ARPL) in the fourth quarter of 2018 totaled NIS 51, in-line sequentially and compared to NIS 53 in the fourth quarter of 2017.

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Bezeq Fixed-Line - Financial data	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
	(NIS millions)			(NIS millions)

Total revenues	1,026	1,047	(2.0%)	4,196	4,244	(1.1%)
Broadband Internet revenues	396	395	0.3%	1,596	1,544	3.4%
Telephony revenues	281	309	(9.1%)	1,156	1,281	(9.8%)
Transmission and data revenues	243	237	2.5%	977	975	0.2%
Cloud & digital services revenues	63	60	5.0%	260	230	13.0%
Other revenues	43	46	(6.5%)	207	214	(3.3%)
Operating profit	(87)	470		1,224	1,971	(37.9%)
EBITDA*	130	655	(80.2%)	2,074	2,699	(23.2%)
EBITDA margin	12.7%	62.6%		49.4%	63.6%
Net profit [1]	(155)	260		567	1,172	(51.6%)
Cash flows from operating activities*	600	587	2.2%	2,206	2,225	(0.9%)
Payments for investments	225	226	(0.4%)	976	825	18.3%
Free cash flow [2]	636	383	66.1%	1,358	1,494	(9.1%)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in 2018 was an increase of NIS 87 million and NIS 74 million, respectively.

1 Excluding share in profits/losses of equity-accounted investees.

2 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q4 2018	Q3 2018	Q4 2017

Active subscriber lines (in thousands) [1]	1,818	1,843	1,916
Average monthly revenue per line (NIS) [2]	51	51	53
Outgoing minutes (millions)	989	960	1,068
Incoming minutes (millions)	1,160	1,125	1,205
Churn rate (%) [3]	3.1%	2.7%	2.4%
Total broadband Internet lines (in thousands)[4]	1,656	1,663	1,635
Of which: Wholesale broadband Internet lines (in thousands) [4]	626	617	532
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	96	93	92
Average broadband speed per subscriber (end of period, Mbps)	59.1	57.4	51.5

1 Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber in the first three months of collection proceedings).

2 Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services.  Based on average lines for the period.

3 Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period divided by the average number of telephone subscribers during the period.

4 The total number of broadband Internet lines includes retail and wholesale lines.  Retail - direct Internet subscriber of the Company;  Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.  Broadband Internet lines are presented at the end of each period.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 10

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We are proud that in the fourth quarter of 2018 Pelephone became, for the first time, the largest cellular company in Israel. In 2018, we saw further competition in the cellular market with the entrance of another operator. Despite this, we grew subscribers for the third consecutive year, maintained stability in service revenues and led in sales of equipment, while revenues of incumbent operators continued to erode. These achievements attest to our operational strength.

Guron added: “In the last quarter of 2018, we launched the new generation of Pelephone IOT for the private sector and small businesses. In addition, we were the first in Israel to market an upgraded version of e-sim watches and the next generation of Pelephone CAR.”

Revenues from services in 2018 totaled NIS 1.75 billion compared to NIS 1.78 billion in 2017, a decrease of 1.5%. Revenues from services in the fourth quarter of 2018 were NIS 437 million, in-line with the same quarter of 2017.

The stability in revenues from cellular services was due to an increase in revenues from new subscribers that offset the decrease in market prices due to the transition of existing customers to lower priced plans including higher data plans.

Revenues from equipment sales in 2018 totaled NIS 688 million compared to NIS 764 million in 2017, a decrease of 9.9%. Revenues from equipment sales in the fourth quarter of 2018 were NIS 181 million, compared to NIS 214 million in the same quarter of 2017, a decrease of 15.4%.

Total revenues in 2018 totaled NIS 2.44 billion compared to NIS 2.55 billion in 2017, a decrease of 4.0%. Total revenues in the fourth quarter of 2018 were NIS 618 million, compared to NIS 651 million in the same quarter of 2017, a decrease of 5.1%.

EBITDA in 2018 totaled NIS 653 million (EBITDA margin of 26.7%) compared to NIS 455 million (EBITDA margin of 17.9%) in 2017, an increase of 43.5%. EBITDA in the fourth quarter of 2018 was NIS 173 million (EBITDA margin of 28.0%), compared to NIS 105 million (EBITDA margin of 16.1%) in the same quarter of 2017, an increase of 64.8% compared to the corresponding quarter.

The increase in EBITDA was due to the capitalization of NIS 260 million of leasing expenses in 2018 due to the early adoption of accounting standard IFRS 16 beginning January 1, 2018, which was partially offset by a decrease in revenues.

Net profit in 2018 totaled NIS 24 million compared to NIS 95 million in 2017, a decrease of 74.7%. Net profit in the fourth quarter of 2018 was NIS 2 million, compared to NIS 21 million in the same quarter of 2017, a decrease of 90.5%.

Cash flow from operating activities in 2018 totaled NIS 770 million compared to NIS 605 million in 2017, a decrease of 27.3%. Cash flow from operating activities in the fourth quarter of 2018 were NIS 156 million, compared to NIS 86 million in the same quarter of 2017, an increase of 81.4%.

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The decrease in cash flow from operating activities in 2018 was primarily due to the reclassification of NIS 259 million of payments in respect of lease agreements from operating activities to cash flow from financing activities as a result of the early adoption of the accounting standard IFRS 16 beginning January 1, 2018. The increase was partially offset by a decrease in profitability as well as changes in working capital.

Free cash flow in 2018 totaled NIS 205 million compared to NIS 296 million in 2017, a decrease of 30.7%. Free cash flow in the fourth quarter of 2018 was NIS 8 million, compared to NIS 10 million in the same quarter of 2017, a decrease of 20.0%.

Pelephone’s subscriber base increased by 106,000 subscribers in 2018 (after adjusting for the change in subscriber definition) and total subscribers were 2.205 million at the end of December 2018.

In the beginning of the third quarter of 2018, pursuant to changes made in the definition of a subscriber, 426,000 prepaid subscribers and 2,000 postpaid subscribers were removed from Pelephone’s list of subscribers. These subscribers did not make an outgoing call during the past six months, most of them joined more than three years ago and they did not generate significant revenue for the Company.

Average revenue per subscriber (ARPU) in the fourth quarter of 2018 was NIS 66 after the aforementioned change in subscriber definition.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 12

Pelephone - Financial data	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
	(NIS millions)			(NIS millions)

Total revenues	618	651	(5.1%)	2,443	2,546	(4.0%)
Service revenues	437	437	0.0%	1,755	1,782	(1.5%)
Equipment revenues	181	214	(15.4%)	688	764	(9.9%)
Operating profit	(4)	15		(2)	72
EBITDA*	173	105	64.8%	653	455	43.5%
EBITDA margin	28.0%	16.1%		26.7%	17.9%
Net profit	2	21	(90.5%)	24	95	(74.7%)
Cash flows from operating activities*	156	86	81.4%	770	605	27.3%
Payments for investments	78	77	1.3%	310	310	0.0%
Free cash flow [1]	8	10	(20.0%)	205	296	(30.7%)

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in  2018 was an increase of NIS 260 million and NIS 259 million, respectively.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q4 2018	Q3 2018	Q4 2017

Total subscribers (end of period, in thousands) [1,4]	2,205	2,185	2,525
Postpaid subscribers (end of period, in thousands) [1,4]	1,831	1,817	1,729
Prepaid subscribers (end of period, in thousands) [1,4]	374	368	796
Average revenue per user (ARPU, NIS) [2,4]	66	68	58
Churn rate [3,4]	9.0%	9.1%	6.9%

1 Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as well as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. In 2017, 26,000 postpaid subscribers were reclassified as prepaid subscribers.  Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.

2 Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see  Note 4 below.

3 Churn rate is calculated according to the proportion of subscribers who have disconnected from Pelephone’s services and subscribers who have become inactive during the period divided by the total number of average active subscribers during the period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.

4 At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers were written off the list of subscribers. This led to an increase of NIS 5.1 in  ARPU  and an increase of 2.7% in the churn rate in 2018.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 13

Bezeq International Results

Ran Guron, CEO of Bezeq International, said, “We maintained significant strengths in innovation and value-add services in both private and business operations, as well as an emphasis on cloud services and a global network of data centers despite rising competition. In 2018 we maximized value to our customers and offered a triple bundle with yes’s STINGTV.”

Revenues in 2018 totaled NIS 1.391 billion compared to NIS 1.537 billion in 2017, a decrease of 9.5%. Revenues in the fourth quarter of 2018 were NIS 370 million compared to NIS 379 million in the same quarter of 2017, a decrease of 2.4%.

The decrease in revenues was primarily due to the sale of a one-time license to a business customer in 2017, the decrease in revenues from international calls as well as the one-time sale of the IT outsourcing services business.

Operating expenses in 2018 totaled NIS 1.275 billion compared to NIS 1.363 billion in 2017, a decrease of 6.4%. Operating expenses in the fourth quarter of 2018 were NIS 349 million compared to NIS 338 million in the same quarter of 2017, an increase of 3.3%.

The decrease in operating expenses in 2018 was due to the adjustment of the Company’s cost structure in line with a decrease in revenues.

Profitability metrics were impacted by the decrease in sales of equipment for communication solutions as well as the decrease in international call operations.

Operating profit in 2018 totaled NIS 116 million compared to NIS 174 million in 2017, a decrease of 33.3%. Operating profit in the fourth quarter of 2018 was NIS 21 million compared to NIS 41 million in the same quarter of 2017, a decrease of 48.8%.

EBITDA in 2018 totaled NIS 310 million (EBITDA margin of 22.3%) compared to NIS 309 million (EBITDA margin of 20.1%) in 2017, an increase of 0.3%. EBITDA in the fourth quarter of 2018 was NIS 81 million (EBITDA margin of 21.9%) compared to NIS 76 million (EBITDA margin of 20.1%) in the same quarter of 2017, an increase of 6.6%.

Net profit in 2018 totaled NIS 77 million compared to NIS 127 million in 2017, a decrease of 39.4%. Net profit in the fourth quarter of 2018 was NIS 13 million compared to NIS 31 million in the same quarter of 2017, a decrease of 58.1%.

Cash flow from operating activities in 2018 totaled NIS 300 million compared to NIS 277 million in 2017, an increase of 8.3%. Cash flow from operating activities in the fourth quarter of 2018 was NIS 106 million compared to NIS 82 million in the same quarter of 2017, an increase of 29.3%.

Free cash flow in 2018 totaled NIS 138 million, in-line with 2017. Free cash flow in the fourth quarter of 2018 was NIS 72 million compared to NIS 47 million in the same quarter of 2017, an increase of 53.2%.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 14

Bezeq International	Q4 2018	Q4 2017	% change	FY 2018	FY 2017	% change
	(NIS millions)			(NIS millions)

Revenues	370	379	(2.4%)	1,391	1,537	(9.5%)
Operating profit	21	41	(48.8%)	116	174	(33.3%)
EBITDA*	81	76	6.6%	310	309	0.3%
EBITDA margin	21.9%	20.1%		22.3%	20.1%
Net profit	13	31	(58.1%)	77	127	(39.4%)
Cash flows from operating activities*	106	82	29.3%	300	277	8.3%
Payments for investments	25	36	(30.6%)	127	142	(10.6%)
Free cash flow [1]	72	47	53.2%	138	138	0.0%

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in 2018 was an increase of NIS 36 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 15

yes Results

Ran Guron, CEO of yes, stated, “This month we announced two strategic moves for the future - the signing of a new employee agreement and the transition to broadcasting over an IP infrastructure that will provide a smart viewing experience at an unprecedented level in Israel. As part of this move, we will be launching this year with a unique line for television consumers in Israel. These moves coincide with the launch of yes ULTIMATE, to which more than 70% of the company’s customers have already transitioned, and the launch of STING TV, which led to the stability of our customer base during 2018 compared with 2017.”

In view of the significant trends and changes in the operating environment, yes updated its forecasts for the coming years. As a result, its financial statements for 2018 include a decrease in the value of its assets in the amount of NIS 1.1 billion, in accordance with the valuation received.

Revenues in 2018 totaled NIS 1.47 billion compared to NIS 1.65 billion in 2017, a decrease of 10.7%. Revenues in the fourth quarter of 2018 were NIS 356 million, compared to NIS 367 million sequentially and NIS 404 million in the same quarter of 2017, a decrease of 3.0% and 11.9% respectively.

The decrease in revenues was primarily due to a reduction in the average number of subscribers and a decrease in pricing due to the transition to the “yes Ultimate” price plan.

Adjusted Operating loss (excluding loss from impairment) in 2018 totaled NIS 56 million compared to operating income of NIS 163 million in 2017. Adjusted Operating loss in the fourth quarter of 2018 was NIS 39 million, compared to operating income of NIS 27 million in the same quarter of 2017.

Adjusted EBITDA (excluding loss from impairment) in 2018 totaled NIS 267 million compared to NIS 448 million in 2017, a decrease of 40.4%. Adjusted EBITDA in the fourth quarter of 2018 was NIS 45 million, compared to NIS 99 million in the same quarter of 2017, a decrease of 54.5%.

Adjusted Net loss (excluding loss from impairment) in 2018 totaled NIS 48 million compared to NIS 244 million in 2017. Adjusted Net loss in the fourth quarter of 2018 was NIS 37 million, compared to net profit of NIS 11 million in the same quarter of 2017.

Cash flow from operating activities in 2018 totaled NIS 226 million compared to NIS 430 million in 2017, a decrease of 47.4%. Cash flow from operating activities in the fourth quarter of 2018 was NIS 46 million, compared to NIS 95 million in the same quarter of 2017, a decrease of 51.6%.

The decrease in cash flow from operating activities was due to a reduction in profitability.

ARPU in the fourth quarter of 2018 was NIS 206, compared to NIS 210 sequentially and NIS 226 in the same quarter of 2017.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 16

The number of yes subscribers in the fourth quarter of 2018 decreased by 3,000 after adjusting for the change in the formula for calculating business customers which resulted in a decrease of 7,000 business customers. The change was reported in the previous quarter and implemented in the fourth quarter of 2018. Total yes subscribers at December 31, 2018 were 574,000.

yes - Financial data	Q4 2018	Q4 2018	Q4 2017	% change	FY 2018	FY 2018	FY 2017	% change
		excluding impairment				excluding impairment
	(NIS millions)				(NIS millions)
Revenues	356	356	404	(11.9%)	1,473	1,473	1,650	(10.7%)
Operating profit	(1,139)	(39)	27		(1,156)	(56)	163
EBITDA*	(1,055)	45	99	(54.5%)	(833)	267	448	(40.4%)
EBITDA margin	0.0%	12.6%	24.5%			18.1%	27.2%
Net profit (loss)	(1,137)	(37)	11		(1,148)	(48)	(244)	(80.3%)
Cash flows from operating activities*	46	46	95	(51.6%)	226	226	430	(47.4%)
Payments for investments	82	82	53	54.7%	298	297	235	26.8%
Free cash flow [1]	(41)	(41)	42		(102)	(102)	196

* As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in  2018 was an increase of NIS 31 million each.

1 Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q4 2018	Q3 2018	Q4 2017

Number of subscribers (end of period, in thousands) [1]	574	584	587
Average revenue per user (ARPU, NIS) [2]	206	210	226
Churn rate (%) [3]	5.6%	5.1%	5.9%

1 Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period. In the fourth quarter of 2018 the standardization formula was updated and, as a result, the number of subscribers decreased by 7,000. This is partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to packages that are richer in content at a higher price.

2 ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.

3 Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 17

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, and Mr. Yali Rothenberg, Bezeq’s Chief Financial Officer on Thursday, March 28, 2019, at 4:00 PM Israel Time / 10:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, April 3, 2019. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900

Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 18

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of income for the year ended December 31

	2018	2017	2016
	NIS million	NIS million	NIS million
Revenues	9,321	9,789	10,084
Costs of activity
General and operating expenses	3,379	3,891	4,012
Salaries	1,992	2,005	2,012
Depreciation and amortization	2,189	1,715	1,739
Impairment loss	1,675	87	-
Other operating expenses (income), net	634	(19)	-
	9,869	7,679	7,763

Operating profit (loss)	(548)	2,110	2,321
Financing expenses
Financing expenses	516	477	508
Financing income	(81)	(60)	(61)
Financing expenses, net	435	417	447

Profit (loss) after financing expenses net	(983)	1,693	1,874
Share in losses of equity-accounted investees	(3)	(5)	(5)
Profit (loss) before income tax	(986)	1,688	1,869
Income tax	80	453	625
Profit (loss) for the year attributable to shareholders of the Company	(1,066)	1,235	1,244
Earnings (loss) per share (NIS)
Basic and diluted earnings (loss) per share	(0.39)	0.45	0.45

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Financial Position as at December 31

	2018	2017
Assets	NIS million	NIS million

Cash and cash equivalents	890	2,181
Investments	1,404	289
Trade receivables	1,773	1,915
Other receivables	267	270
Eurocom DBS, related party	-	43
Inventory	97	125
Total current assets	4,431	4,823

Trade and other receivables	470	493
Broadcasting rights, net of rights exercised	60	454
Right-of-use assets	1,504	-
Fixed assets	6,214	6,798
Intangible assets	1,919	2,768
Deferred tax assets	1,205	1,019
Deferred expenses and non-current investments	462	494
Investment property	58	-
Total non-current assets	11,892	12,026

Total assets	16,323	16,849

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated Statements of Financial Position as at December 31 (Contd.)

	2018	2017
	NIS million	NIS million

Debentures, loans and borrowings	1,542	1,632
Current maturities of liabilities for leases	445	-
Trade and other payables	1,690	1,699
Current tax liabilities	-	152
Employee benefits	581	280
Provisions	175	94
Total current liabilities	4,433	3,857

Loans and debentures	9,637	10,229
Liability for leases	1,106	-
Employee benefits	445	272
Derivatives and other liabilities	174	234
Deferred tax liabilities	56	73
Provisions	38	40
Total non-current liabilities	11,456	10,848

Total liabilities	15,889	14,705

Total equity	434	2,144

Total liabilities and equity	16,323	16,849

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 22

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of cash flows for the year ended December 31

	2018	2017	2016
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year	(1,066)	1,235	1,244
Adjustments:
Depreciation and amortization	2,189	1,715	1,739
Impairment loss	1,675	87	-
Capital gain, net	(15)	(66)	(107)
Share in losses of equity-accounted investees	3	5	5
Financing expenses, net	445	426	474
Income tax expenses	80	453	625

Change in trade and other receivables	241	193	106
Change in inventory	(5)	(35)	(20)
Change in trade and other payables	(138)	10	(24)
Change in provisions	81	15	(19)
Change in employee benefits	489	(33)	(65)
Change in other liabilities	-	(34)	23
Net income tax paid	(467)	(446)	(455)
Net cash from operating activities	3,512	3,525	3,526

Cash flow used for investing activities
Purchase of fixed assets	(1,216)	(1,131)	(1,193)
Investment in intangible assets and deferred expenses	(390)	(399)	(223)
Investment in deposits with banks and others	(2,338)	(276)	(917)
Proceeds from bank deposits and others	1,244	564	1,088
Proceeds from the sale of fixed assets	160	98	138
Receipts on account of sale of the Sakia property	155	-	-
Payment of betterment tax for the sale of the Sakia property	(80)	-	-
Permit fees and purchase tax for the Sakia property	(121)	-	-
Tax payment for shareholder’s loans	-	-	(461)
Miscellaneous	34	(4)	1
Net cash used in investment activities	(2,552)	(1,148)	(1,567)

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 23

“Bezeq” The Israel Telecommunication Corp., Limited

Consolidated statements of cash flows for the year ended December 31 (Contd.)

	2018	2017	2016
	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	891	2,517	2,161
Repayment of debentures and loans	(1,567)	(1,587)	(1,841)
Payments of principal and interest for leases	(422)	-	-
Dividends paid	(686)	(1,286)	(1,441)
Interest paid	(421)	(415)	(458)
Payment to Eurocom DBS for acquisition of shares and DBS loan	-	(61)	(256)
Miscellaneous	(46)	(12)	(31)
Net cash used for financing activities	(2,251)	(844)	(1,866)

Increase (decrease) in cash and cash equivalents, net	(1,291)	1,533	93
Cash and cash equivalents as at January 1	2,181	648	555
Cash and cash equivalents as at the end of the year	890	2,181	648

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 24

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Year ended December 31
	2018	2017	2016
	NIS million	NIS million	NIS million
Provision for early retirement	559	23	96
Provision for legal claims	91	19	(4)
Capital gains (mainly disposal of real estate)	(1)	(66)	(107)
Profit from sale of an associate	(14)	-	-
Other expenses	(1)	5	15
Other operating expenses (income), net	634	(19)	-

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 25

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16

Effect on the consolidated statement of financial position as at December 31, 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
Other receivables	319	(52)	267
Fixed assets	6,216	(2)	6,214
Intangible assets	1,920	(1)	1,919
Right-of-use assets	-	1,504	1,504
Trade and other payables	1,779	(89)	1,690
Current maturities of liabilities for leases	-	445	445
Long-term lease liabilities	-	1,106	1,106
Equity	447	(13)	434

Effect on the consolidated statement of income for the year 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
General and operating expenses	3,791	(412)	3,379
Depreciation and amortization expenses	1,790	399	2,189
Loss from impairment	1,672	3	1,675
Operating loss	(558)	10	(548)
Financing expenses	409	26	435
Loss after financing expenses	(967)	(16)	(983)
Loss before income tax	(970)	(16)	(986)
Income tax	83	(3)	80
Net loss	(1,053)	(13)	(1,066)

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 26

“Bezeq” The Israel Telecommunication Corp., Limited

Effect of application of accounting standard IFRS 16 (Cont’d)

Effect on the consolidated statement of cash flow for the year 2018

	In accordance with the previous policy	Change	In accordance with IFRS 16
	NIS million	NIS million	NIS million
Net cash from operating activities	3,115	397	3,512
Net cash used in investing activities	(2,577)	25	(2,552)
Net cash used for financing activities	(1,829)	(422)	(2,251)

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 27

“Bezeq” The Israel Telecommunication Corp., Limited

Attribution of impairment loss to Group assets:

Impairment
NIS million
Broadcasting rights, net of rights exercised	403
Fixed assets	559
Intangible assets	106
Subscriber acquisition	29
Rights of use for leased assets	3
Total impairment recognized in the statements of DBS	1,100
Customer relations and branding	505
Goodwill	33
Total impairment loss of assets	1,638
Write-off of tax reserve attributed to customer relations and branding	(114)
Total impairment loss of multi-channel television cash-generating unit after tax	1,524

BEZEQ GROUP REPORTS FULL YEAR 2018 FINANCIAL RESULTS	PAGE | 28

Bezeq Facts & Figures Q4 & FY 2018 Three months and year ending December 31, 2018

Index of contents

Sheet I-	Financials
Sheet II-	Other income / expenses
Sheet III-	Key Performance Indicators (KPIs)
Sheet IV-	Dividends
Sheet V-	Glossary

For further information:
Bezeq Investor Relations
Phone +9722 539 5441
ir@bezeq.co.il
www.bezeq.co.il

The data in this metrics file contains partial information from the public reports of Bezeq under the Israeli Securities Law for which the Hebrew reports can be accessed at the Israeli Securities Authority’s website. The metrics file is a not a substitute for a review of the detailed reports of Bezeq.

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq Group (1)
Key Income Statement Metrics
Revenues	9,563	9,055	9,985	2,559	2,511	2,510	2,504	10,084	2,453	2,463	2,415	2,458	9,789	2,361	2,333	2,301	2,326	9,321
QoQ Change				-1.8%	-1.9%	0.0%	-0.2%		-2.0%	0.4%	-1.9%	1.8%		-3.9%	-1.2%	-1.4%	1.1%
YoY Change	-7.0%	-5.3%	10.3%	17.7%	-3.5%	-3.5%	-3.9%	1.0%	-4.1%	-1.9%	-3.8%	-1.8%	-2.9%	-3.8%	-5.3%	-4.7%	-5.4%	-4.8%
Depreciation & amortization	1,311	1,281	1,684	449	440	442	408	1,739	428	424	436	427	1,715	525	537	547	580	2,189
QoQ Change				-2.2%	-2.0%	0.5%	-7.7%		4.9%	-0.9%	2.8%	-2.1%		23.0%	2.3%	1.9%	6.0%
YoY Change	-8.7%	-2.3%	31.5%	41.6%	-2.4%	-3.3%	-11.1%	3.3%	-4.7%	-3.6%	-1.4%	4.7%	-1.4%	22.7%	26.7%	25.5%	35.8%	27.6%
Salaries	1,872	1,768	1,957	513	495	501	503	2,012	504	494	502	505	2,005	510	503	494	485	1,992
QoQ Change				-0.4%	-3.5%	1.2%	0.4%		0.2%	-2.0%	1.6%	0.6%		1.0%	-1.4%	-1.8%	-1.8%
YoY Change	-5.3%	-5.6%	10.7%	16.9%	-0.4%	-1.0%	-2.3%	2.8%	-1.8%	-0.2%	0.2%	0.4%	-0.3%	1.2%	1.8%	-1.6%	-4.0%	-0.6%
Other operating expenses (income), net	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	9	(19)	23	84	16	511	634
Loss from impairment of assets	-	-	-	-	-	-	-	-	-	-	-	87	87	-	-	-	1,675	1,675
Operating profit (loss)	2,819	3,226	2,570	574	616	599	532	2,321	566	573	544	427	2,110	462	371	429	(1,810)	(548)
QoQ Change				17.6%	7.3%	-2.8%	-11.2%		6.4%	1.2%	-5.1%	-21.5%		8.2%	-19.7%	15.6%	N/M
YoY Change	-7.3%	14.4%	-20.3%	-9.7%	-22.4%	-8.1%	9.0%	-9.7%	-1.4%	-7.0%	-9.2%	-19.7%	-9.1%	-18.4%	-35.3%	-21.1%	N/M	-126.0%
Finance expenses (income), net	145	130	263	102	105	104	136	447	101	102	94	120	417	108	110	109	108	435
QoQ Change				N/M	2.9%	-1.0%	30.8%		-25.7%	1.0%	-7.8%	27.7%		-10.0%	1.9%	-0.9%	-0.9%
YoY Change	-4.0%	-10.3%	102.3%	175.7%	-18.6%	4.0%	N/M	70.0%	-1.0%	-2.9%	-9.6%	-11.8%	-6.7%	6.9%	7.8%	16.0%	-10.0%	4.3%
Income taxes	651	815	598	183	133	99	210	625	113	111	128	101	453	93	65	85	(163)	80
QoQ Change				53.8%	-27.3%	-25.6%	112.1%		-46.2%	-1.8%	15.3%	-21.1%		-7.9%	-30.1%	30.8%	N/M
YoY Change	-16.3%	25.2%	-26.6%	20.4%	-27.3%	-31.3%	76.5%	4.5%	-38.3%	-16.5%	29.3%	-51.9%	-27.5%	-17.7%	-41.4%	-33.6%	N/M	-82.3%
Net profit, reported	1,771	2,111	1,721	288	377	394	185	1,244	350	358	322	205	1,235	260	195	234	(1,755)	(1,066)
QoQ Change				-22.0%	30.9%	4.5%	-53.0%		89.2%	2.3%	-10.1%	-36.3%		26.8%	-25.0%	20.0%	N/M
YoY Change	-4.8%	19.2%	-18.5%	-37.8%	-21.8%	-3.2%	-49.9%	-27.7%	21.5%	-5.0%	-18.3%	10.8%	-0.7%	-25.7%	-45.5%	-27.3%	N/M	N/M
ADJUSTED net profit (excluding other operating income/expenses and impairment)	1,760	1,672	1,650	292	368	375	210	1,244	347	357	305	299	1,308	278	260	246	199	983
EBITDA, reported	4,130	4,507	4,254	1,023	1,056	1,041	940	4,060	994	997	980	854	3,825	987	908	976	(1,230)	1,641
QoQ Change				8.0%	3.2%	-1.4%	-9.7%		5.7%	0.3%	-1.7%	-12.9%		15.6%	-8.0%	7.5%	N/M
YoY Change	-7.8%	9.1%	-5.6%	7.3%	-15.2%	-6.1%	-0.7%	-4.6%	-2.8%	-5.6%	-5.9%	-9.1%	-5.8%	-0.7%	-8.9%	-0.4%	N/M	-57.1%
ADJUSTED EBITDA (excluding IFRS 16)														885	806	871	(1,333)	1,229

ADJUSTED EBITDA (excluding IFRS 16, other operating income/expenses and impairment)	4,115	3,921	4,159	1,028	1,044	1,015	973	4,060	990	996	957	950	3,893	908	890	887	853	3,538
QoQ Change				0.5%	1.6%	-2.8%	-4.1%		1.7%	0.6%	-3.9%	-0.7%		-4.4%	-2.0%	-0.3%	-3.8%
YoY Change	-7.8%	-4.7%	6.1%	9.8%	-5.4%	-7.4%	-4.9%	-2.4%	-3.7%	-4.6%	-5.7%	-2.4%	-4.1%	-8.3%	-10.6%	-7.3%	-10.2%	-9.1%
Earnings Per Share - Diluted	0.65	0.77	0.62	0.10	0.14	0.14	0.07	0.45	0.13	0.13	0.12	0.07	0.45	0.09	0.07	0.08	(0.63)	(0.39)
Shares Outstanding - Diluted	2,741	2,755	2,763	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765	2,765
Operating & General Expenses
Total operating & general expenses	3,576	3,366	3,869	1,018	972	994	1,028	4,012	959	973	956	1,003	3,891	841	838	815	885	3,379
QoQ Change				-4.7%	-4.5%	2.3%	3.4%		-6.7%	1.5%	-1.7%	4.9%		-16.2%	-0.4%	-2.7%	8.6%
YoY Change	-9.5%	-5.9%	14.9%	27.4%	-3.0%	-0.6%	-3.7%	3.7%	-5.8%	0.1%	-3.8%	-2.4%	-3.0%	-12.3%	-13.9%	-14.7%	-11.8%	-13.2%
Terminal equipment & materials	1,071	928	880	216	201	177	237	831	202	230	181	242	855	189	171	167	210	737
QoQ Change				-15.6%	-6.9%	-11.9%	33.9%		-14.8%	13.9%	-21.3%	33.7%		-21.9%	-9.5%	-2.3%	25.7%
YoY Change	-15.2%	-13.4%	-5.2%	-4.4%	-2.0%	-8.3%	-7.4%	-5.6%	-6.5%	14.4%	2.3%	2.1%	2.9%	-6.4%	-25.7%	-7.7%	-13.2%	-13.8%
Interconnect & payments to telecom operators	905	847	909	212	211	211	191	825	196	206	201	202	805	192	196	197	204	789
QoQ Change				-3.6%	-0.5%	0.0%	-9.5%		2.6%	5.1%	-2.4%	0.5%		-5.0%	2.1%	0.5%	3.6%
YoY Change	0.6%	-6.4%	7.3%	0.0%	-12.4%	-10.6%	-13.2%	-9.2%	-7.5%	-2.4%	-4.7%	5.8%	-2.4%	-2.0%	-4.9%	-2.0%	1.0%	-2.0%
Maintenance of buildings and sites	607	639	616	154	145	151	155	605	147	138	152	147	584	71	68	74	73	286
QoQ Change				3.4%	-5.8%	4.1%	2.6%		-5.2%	-6.1%	10.1%	-3.3%		-51.7%	-4.2%	8.8%	-1.4%
YoY Change	-8.4%	5.3%	-3.6%	2.7%	-7.1%	-6.2%	4.0%	-1.8%	-4.5%	-4.8%	0.7%	-5.2%	-3.5%	-51.7%	-50.7%	-51.3%	-50.3%	-51.0%
Marketing & general	563	603	640	177	168	180	172	697	144	134	159	158	595	145	146	135	129	555
QoQ Change				-5.3%	-5.1%	7.1%	-4.4%		-16.3%	-6.9%	18.7%	-0.6%		-8.2%	0.7%	-7.5%	-4.4%
YoY Change	1.3%	7.1%	6.1%	37.2%	5.0%	9.8%	-8.0%	8.9%	-18.6%	-20.2%	-11.7%	-8.1%	-14.6%	0.7%	9.0%	-15.1%	-18.4%	-6.7%
Services and maintenance by sub-contractors	162	137	199	63	61	68	69	261	67	64	67	62	260	71	68	68	70	277
QoQ Change				8.6%	-3.2%	11.5%	1.5%		-2.9%	-4.5%	4.7%	-7.5%		14.5%	-4.2%	0.0%	2.9%
YoY Change	2.5%	-15.4%	45.3%	85.3%	10.9%	30.8%	19.0%	31.2%	6.3%	4.9%	-1.5%	-10.1%	-0.4%	6.0%	6.3%	1.5%	12.9%	6.5%
Vehicle maintenance	152	154	167	42	39	42	41	164	42	39	38	37	156	17	20	19	26	82
QoQ Change				-4.5%	-7.1%	7.7%	-2.4%		2.4%	-7.1%	-2.6%	-2.6%		-54.1%	17.6%	-5.0%	36.8%
YoY Change	-6.2%	1.3%	8.4%	20.0%	-4.9%	-10.6%	-6.8%	-1.8%	0.0%	0.0%	-9.5%	-9.8%	-4.9%	-59.5%	-48.7%	-50.0%	-29.7%	-47.4%
Content	65	58	458	154	147	165	163	629	161	162	158	155	636	156	169	155	173	653
QoQ Change				0.0%	-4.5%	12.2%	-1.2%		-1.2%	0.6%	-2.5%	-1.9%		0.6%	8.3%	-8.3%	11.6%
YoY Change	-36.9%	-10.8%	689.7%	N/M	2.1%	12.2%	N/M	37.3%	4.5%	10.2%	-4.2%	-4.9%	1.1%	-3.1%	4.3%	-1.9%	11.6%	2.7%

(1) The Bezeq Group’s financial data includes yes balance sheet data as of Q1 2015 and income statement and cash flow data as of Q2 2015.

2 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq Group (cont’d)
Key Cash Flow Metrics
Operating cash flow	4,152	3,796	3,740	922	870	902	832	3,526	826	875	982	842	3,525	909	806	883	914	3,512
QoQ Change				3.7%	-5.6%	3.7%	-7.8%		-0.7%	5.9%	12.2%	-14.3%		8.0%	-11.3%	9.6%	3.5%
YoY Change	3.4%	-8.6%	-1.5%	-4.1%	3.6%	-14.1%	-6.4%	-5.7%	-10.4%	0.6%	8.9%	1.2%	0.0%	10.0%	-7.9%	-10.1%	8.6%	-0.4%
Capital expenditures, gross (cash flow)	1,228	1,275	1,635	345	387	349	335	1,416	380	406	353	391	1,530	368	531	412	416	1,727
QoQ Change				4.9%	12.2%	-9.8%	-4.0%		13.4%	6.8%	-13.1%	10.8%		-5.9%	44.3%	-22.4%	1.0%
YoY Change	-20.3%	3.8%	28.2%	-6.3%	-24.3%	-18.3%	1.8%	-13.4%	10.1%	4.9%	1.1%	16.7%	8.1%	-3.2%	30.8%	16.7%	6.4%	12.9%
Proceeds from sale of assets	312	230	151	42	56	24	16	138	10	18	48	22	98	8	(57)	12	272	235
QoQ Change				31.3%	33.3%	-57.1%	-33.3%		-37.5%	80.0%	166.7%	-54.2%		-63.6%	N/M	N/M	2166.7%
YoY Change	2.3%	-26.3%	-34.3%	223.1%	-33.3%	9.1%	-50.0%	-8.6%	-76.2%	-67.9%	100.0%	37.5%	-29.0%	-20.0%	N/M	-75.0%	1136.4%	139.8%
Capital expenditures, net	916	1,045	1,484	303	331	325	319	1,278	370	388	305	369	1,432	360	588	400	144	1,492
QoQ Change				2.0%	9.2%	-1.8%	-1.8%		16.0%	4.9%	-21.4%	21.0%		-2.4%	63.3%	-32.0%	-64.0%
YoY Change	-25.8%	14.1%	42.0%	-14.6%	-22.5%	-19.8%	7.4%	-13.9%	22.1%	17.2%	-6.2%	15.7%	12.1%	-2.7%	51.5%	31.1%	-61.0%	4.2%
Lease payments (IFRS 16)														126	96	109	91	422

Free cash flow	3,236	2,751	2,256	619	539	577	513	2,248	456	487	677	473	2,093	423	122	374	679	1,598
QoQ Change				4.6%	-12.9%	7.1%	-11.1%		-11.1%	6.8%	39.0%	-30.1%		-10.6%	-71.2%	206.6%	81.6%
YoY Change	16.4%	-15.0%	-18.0%	2.1%	30.5%	-10.5%	-13.3%	-0.4%	-26.3%	-9.6%	17.3%	-7.8%	-6.9%	-7.2%	-74.9%	-44.8%	43.6%	-23.7%
Working Capital
Change in trade & other receivables	646	549	322	(12)	75	53	(10)	106	(7)	23	105	72	193	74	60	66	41	241

Change in inventory	9	28	(20)	(9)	14	2	(27)	(20)	(20)	8	2	(25)	(35)	(5)	18	(7)	(11)	(5)

Change in trade & other payables	27	(39)	(271)	39	(137)	(12)	86	(24)	(24)	(15)	103	(54)	10	42	(152)	(30)	2	(138)

Change in provisions	(29)	(63)	18	(12)	3	(3)	(7)	(19)	1	(2)	16	0	15	8	7	(3)	69	81

Change in employee benefits	2	3	110	1	(9)	(92)	35	(65)	(6)	9	(65)	29	(33)	7	77	(40)	445	489

Change in other liabilities (incl broadcasting rights)	11	4	(9)	(3)	(5)	16	15	23	(9)	(25)	4	(4)	(34)	1	(17)	(2)	18	-
Total changes in assets and liabilities	666	482	150	4	(59)	(36)	92	1	(65)	(2)	165	18	116	127	(7)	(16)	564	668

Income tax paid, net	625	527	462	105	100	92	158	455	106	122	118	100	446	207	93	82	85	467

Interest paid	453	431	494	32	192	32	202	458	22	177	18	198	415	5	199	5	212	421
Funds From Operations (FFO)		3,314	3,590	918	929	938	740	3,525	891	877	817	824	3,409	656	717	790	681	2,844
Ratios

Operating margin	29.5%	35.6%	25.7%	22.4%	24.5%	23.9%	21.2%	23.0%	23.1%	23.3%	22.5%	17.4%	21.6%	19.6%	15.9%	18.6%	-77.8%	-5.9%
Net margin	18.5%	23.3%	17.2%	11.3%	15.0%	15.7%	7.4%	12.3%	14.3%	14.5%	13.3%	8.3%	12.6%	11.0%	8.4%	10.2%	-75.5%	-11.4%
EBITDA margin	43.2%	49.8%	42.6%	40.0%	42.1%	41.5%	37.5%	40.3%	40.5%	40.5%	40.6%	34.7%	39.1%	41.8%	38.9%	42.4%	-52.9%	17.6%
Capex/Sales	12.8%	14.1%	16.4%	13.5%	15.4%	13.9%	13.4%	14.0%	15.5%	16.5%	14.6%	15.9%	15.6%	15.6%	22.8%	17.9%	17.9%	18.5%

3 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq Group (cont’d)
Balance Sheet
Cash & cash equivalents	N/A	N/A	555	1,221	1,338	938	648	648	792	1,854	2,471	2,181	2,181	1,826	923	1,408	890	890
Investments	N/A	N/A	762	556	912	908	586	586	578	19	94	289	289	1,390	1,676	1,517	1,404	1,404
Trade receivables	N/A	N/A	2,058	2,042	2,029	1,998	2,000	2,000	1,976	1,991	1,948	1,915	1,915	1,827	1,822	1,792	1,773	1,773
Other receivables	N/A	N/A	269	299	205	191	219	219	297	347	294	270	270	306	288	292	267	267
Eurocom DBS Ltd., related party	N/A	N/A	-	-	29	29	-	-	35	56	43	43	43	25	25	20	-	-
Inventory	N/A	N/A	115	123	109	96	106	106	114	105	101	125	125	130	96	86	97	97
Total current assets			3,759	4,241	4,622	4,160	3,559	3,559	3,792	4,372	4,951	4,823	4,823	5,504	4,830	5,115	4,431	4,431
Trade and other receivables	N/A	N/A	674	662	647	641	644	644	595	507	520	493	493	466	447	423	470	470
Broadcasting rights	N/A	N/A	456	456	455	450	432	432	438	456	457	454	454	451	467	470	60	60
Right-of-use assets														1,417	1,424	1,434	1,504	1,504
Fixed assets	N/A	N/A	6,894	6,902	6,872	6,840	6,876	6,876	6,886	6,868	6,817	6,798	6,798	6,782	6,811	6,789	6,214	6,214
Intangible assets	N/A	N/A	3,332	3,260	3,195	3,121	3,047	3,047	2,986	2,943	2,894	2,768	2,768	2,728	2,687	2,627	1,919	1,919
Deferred tax assets	N/A	N/A	1,178	1,105	1,099	1,103	1,007	1,007	1,008	1,015	1,014	1,019	1,019	1,027	1,035	1,041	1,205	1,205
Deferred expenses and non-current investments	N/A	N/A	386	407	397	388	382	382	429	457	489	494	494	547	530	519	462	462
Investment property	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	130	140	58	58
Total non-current assets			12,920	12,792	12,665	12,543	12,388	12,388	12,342	12,246	12,191	12,026	12,026	13,418	13,531	13,443	11,892	11,892
Total assets			16,679	17,033	17,287	16,703	15,947	15,947	16,134	16,618	17,142	16,849	16,849	18,922	18,361	18,558	16,323	16,323
Debentures, loans and borrowings	N/A	N/A	1,913	2,073	1,958	2,135	1,825	1,825	1,594	958	555	1,632	1,632	1,609	1,796	1,798	1,542	1,542
Lease liability														428	417	443	445	445
Trade and other payables	N/A	N/A	1,657	1,843	1,576	1,599	1,610	1,610	1,705	1,608	1,807	1,699	1,699	1,820	1,583	1,602	1,690	1,690
Current tax liabilities	N/A	N/A	624	622	628	171	104	104	112	112	118	152	152	43	-	9	-	-
Liability to Eurocom DBS Ltd.	N/A	N/A	233	206	208	6	32	32	6	-	-	-	-	-	-	-	-	-
Employee benefits	N/A	N/A	378	380	370	280	315	315	308	318	251	280	280	286	369	330	581	581
Provisions	N/A	N/A	100	88	90	87	80	80	81	79	94	94	94	103	110	106	175	175
Dividend payable	N/A	N/A	-	-	-	665	-	-	-	-	708	-	-	-	-	318	-	-
Total current liabilities				5,212	4,830	4,943	3,966	3,966	3,806	3,075	3,533	3,857	3,857	4,289	4,275	4,606	4,433	4,433
Loans and debentures	N/A	N/A	8,800	8,532	9,546	9,111	9,128	9,128	9,109	10,561	10,978	10,229	10,229	10,547	10,204	10,149	9,637	9,637
Lease liability														1,006	1,034	1,024	1,106	1,106
Employee benefits	N/A	N/A	240	238	239	237	258	258	260	259	260	272	272	272	267	266	445	445
Derivative and other liabilities	N/A	N/A	226	262	252	257	244	244	250	251	292	234	234	258	210	212	174	174
Deferred tax liabilities	N/A	N/A	51	50	75	81	101	101	103	99	104	73	73	86	74	91	56	56
Provisions	N/A	N/A	46	46	46	47	47	47	47	48	48	40	40	39	40	40	38	38
Total non-current liabilities			9,363	9,128	10,158	9,733	9,778	9,778	9,769	11,218	11,682	10,848	10,848	12,208	11,829	11,782	11,456	11,456
Total equity			2,411	2,693	2,299	2,027	2,203	2,203	2,559	2,325	1,927	2,144	2,144	2,425	2,257	2,170	1,937	434

Total debt	9,827	10,087	10,713	10,605	11,504	11,246	10,953	10,953	10,703	11,519	11,533	11,861	11,861	12,156	12,000	11,947	11,179	11,179
Net debt	8,085	7,204	9,396	8,828	9,254	9,400	9,719	9,719	9,333	9,646	8,968	9,391	9,391	8,940	9,401	9,022	8,885	8,885
Net debt / Adjusted EBITDA (ttm)	1.96	1.84	2.26	2.08	2.21	2.29	2.39	2.39	2.32	2.43	2.29	2.41	2.41	2.35	2.54	2.48	2.51	2.51

4 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq Fixed-Line
Key Income Statement Metrics (Revenues)
Total Revenues	4,478	4,317	4,407	1,112	1,100	1,089	1,082	4,383	1,078	1,058	1,061	1,047	4,244	1,063	1,064	1,043	1,026	4,196
QoQ Change				2.2%	-1.1%	-1.0%	-0.6%		-0.4%	-1.9%	0.3%	-1.3%		1.5%	0.1%	-2.0%	-1.6%
YoY Change	-3.3%	-3.6%	2.1%	-0.1%	-0.5%	-1.1%	-0.6%	-0.5%	-3.1%	-3.8%	-2.6%	-3.2%	-3.2%	-1.4%	0.6%	-1.7%	-2.0%	-1.1%
Broadband Internet	1,287	1,394	1,450	371	374	374	381	1,500	382	381	386	395	1,544	396	403	401	396	1,596
QoQ Change				2.2%	0.8%	0.0%	1.9%		0.3%	-0.3%	1.3%	2.3%		0.3%	1.8%	-0.5%	-1.2%
YoY Change	10.4%	8.3%	4.0%	3.6%	2.2%	3.0%	5.0%	3.4%	3.0%	1.9%	3.2%	3.7%	2.9%	3.7%	5.8%	3.9%	0.3%	3.4%
Telephony	1,971	1,668	1,499	359	351	351	331	1,392	334	320	318	309	1,281	302	291	282	281	1,156
QoQ Change				-3.0%	-2.2%	0.0%	-5.7%		0.9%	-4.2%	-0.6%	-2.8%		-2.3%	-3.6%	-3.1%	-0.4%
YoY Change	-12.6%	-15.4%	-10.1%	-5.8%	-6.4%	-5.9%	-10.5%	-7.1%	-7.0%	-8.8%	-9.4%	-6.6%	-8.0%	-9.6%	-9.1%	-11.3%	-9.1%	-9.8%
Transmission & data	990	1,022	1,053	271	268	258	272	1,069	250	244	244	237	975	247	244	243	243	977
QoQ Change				4.2%	-1.1%	-3.7%	5.4%		-8.1%	-2.4%	0.0%	-2.9%		4.2%	-1.2%	-0.4%	0.0%
YoY Change	1.4%	3.2%	3.0%	2.3%	1.9%	-2.6%	4.6%	1.5%	-7.7%	-9.0%	-5.4%	-12.9%	-8.8%	-1.2%	0.0%	-0.4%	2.5%	0.2%
Cloud & digital services	N/A	N/A	184	50	48	52	53	203	56	57	57	60	230	62	66	69	63	260
QoQ Change				8.7%	-4.0%	8.3%	1.9%		5.7%	1.8%	0.0%	5.3%		3.3%	6.5%	4.5%	-8.7%
YoY Change				4.2%	11.6%	13.0%	15.2%	10.3%	12.0%	18.8%	9.6%	13.2%	13.3%	10.7%	15.8%	21.1%	5.0%	13.0%
Other	230	233	221	61	59	54	45	219	56	56	56	46	214	56	60	48	43	207
QoQ Change				27.1%	-3.3%	-8.5%	-16.7%		24.4%	0.0%	0.0%	-17.9%		21.7%	7.1%	-20.0%	-10.4%
YoY Change	-1.7%	1.3%	-5.2%	0.0%	1.7%	0.0%	-6.3%	-0.9%	-8.2%	-5.1%	3.7%	2.2%	-2.3%	0.0%	7.1%	-14.3%	-6.5%	-3.3%
Revenues from Residential Customers	2,605	2,498	2,507	N/A	N/A	N/A	N/A	2,329	N/A	N/A	N/A	N/A	2,232	N/A	N/A	N/A	N/A	2,101
% of total revenues	58.2%	57.9%	56.9%					53.1%					52.6%					50.1%
Revenues from Business Customers	1,873	1,819	1,900	N/A	N/A	N/A	N/A	2,054	N/A	N/A	N/A	N/A	2,012	N/A	N/A	N/A	N/A	2,095
% of total revenues	41.8%	42.1%	43.1%					46.9%					47.4%					49.9%
Key Income Statement Metrics
Depreciation & amortization	683	688	725	183	185	188	161	717	180	177	186	185	728	204	211	218	217	850
QoQ Change				-1.1%	1.1%	1.6%	-14.4%		11.8%	-1.7%	5.1%	-0.5%		10.3%	3.4%	3.3%	-0.5%
YoY Change	-6.4%	0.7%	5.4%	4.0%	2.8%	2.2%	-13.0%	-1.1%	-1.6%	-4.3%	-1.1%	14.9%	1.5%	13.3%	19.2%	17.2%	17.3%	16.8%
Salaries	980	895	912	230	217	225	226	898	224	220	224	223	891	228	232	233	219	912
QoQ Change				1.3%	-5.7%	3.7%	0.4%		-0.9%	-1.8%	1.8%	-0.4%		2.2%	1.8%	0.4%	-6.0%
YoY Change	-5.4%	-8.7%	1.9%	1.3%	-4.0%	-3.0%	-0.4%	-1.5%	-2.6%	1.4%	-0.4%	-1.3%	-0.8%	1.8%	5.5%	4.0%	-1.8%	2.4%
Other operating expenses (income), net	(78)	(23)	(99)	(9)	(12)	(26)	34	(13)	(4)	(1)	(24)	6	(23)	18	89	(2)	509	614

Operating profit (loss)	1,998	1,980	2,148	536	540	519	481	2,076	513	496	492	470	1,971	473	387	451	(87)	1,224
QoQ Change				25.5%	0.7%	-3.9%	-7.3%		6.7%	-3.3%	-0.8%	-4.5%		0.6%	-18.2%	16.5%	N/M
YoY Change	2.0%	-0.9%	8.5%	-2.0%	-18.4%	1.4%	12.6%	-3.4%	-4.3%	-8.1%	-5.2%	-2.3%	-5.1%	-7.8%	-22.0%	-8.3%	N/M	-37.9%
Finance expenses (income), net	442	400	332	101	105	93	146	445	92	82	107	122	403	121	119	113	117	470
QoQ Change				431.6%	4.0%	-11.4%	57.0%		-37.0%	-10.9%	30.5%	14.0%		-0.8%	-1.7%	-5.0%	3.5%
YoY Change	70.7%	-9.5%	-17.0%	34.7%	5.0%	-32.6%	668.4%	34.0%	-8.9%	-21.9%	15.1%	-16.4%	-9.4%	31.5%	45.1%	5.6%	-4.1%	16.6%
Income taxes	410	478	492	107	109	83	100	399	102	97	109	88	396	89	66	81	(49)	187
QoQ Change					1.9%	-23.9%	20.5%		2.0%	-4.9%	12.4%	-19.3%		1.1%	-25.8%	22.7%	N/M
YoY Change	-16.8%	16.6%	2.9%					-18.9%	-4.7%	-11.0%	31.3%	-12.0%	-0.8%	-12.7%	-32.0%	-25.7%	N/M	-52.8%
Net profit, reported	1,146	1,102	1,324	328	326	343	235	1,232	319	317	276	260	1,172	263	202	257	(155)	567
QoQ Change				-3.5%	-0.6%	5.2%	-31.5%		35.7%	-0.6%	-12.9%	-5.8%		1.2%	-23.2%	27.2%	N/M
YoY Change	-6.6%	-3.8%	20.1%	-5.2%	-14.7%	34.0%	-30.9%	-6.9%	-2.7%	-2.8%	-19.5%	10.6%	-4.9%	-17.6%	-36.3%	-6.9%	N/M	-51.6%
ADJUSTED net profit (excluding other operating income/expenses)	1,088	1,085	1,250	321	317	324	261	1,222	316	316	258	265	1,155	277	271	255	237	1,040
EBITDA, reported	2,681	2,668	2,873	719	725	707	642	2,793	693	673	678	655	2,699	677	598	669	130	2,074
QoQ Change				17.5%	0.8%	-2.5%	-9.2%		7.9%	-2.9%	0.7%	-3.4%		3.4%	-11.7%	11.9%	-80.6%
YoY Change	-0.3%	-0.5%	7.7%	-0.6%	-13.9%	1.6%	4.9%	-2.8%	-3.6%	-7.2%	-4.1%	2.0%	-3.4%	-2.3%	-11.1%	-1.3%	-80.2%	-23.2%
ADJUSTED EBITDA (excluding IFRS 16)														654	575	646	112	1,987

ADJUSTED EBITDA (excluding IFRS 16 and other operating income/expenses)	2,603	2,645	2,774	710	713	681	676	2,780	689	672	654	661	2,676	672	664	644	621	2,601
QoQ Change				4.1%	0.4%	-4.5%	-0.7%		1.9%	-2.5%	-2.7%	1.1%		1.7%	-1.2%	-3.0%	-3.6%
YoY Change	1.6%	1.6%	4.9%	0.6%	1.4%	-0.3%	-0.9%	0.2%	-3.0%	-5.8%	-4.0%	-2.2%	-3.7%	-2.5%	-1.2%	-1.5%	-6.1%	-2.8%
Key Cash Flow Metrics
Operating cash flow	2,274	2,259	2,358	539	517	526	482	2,064	600	465	573	587	2,225	516	507	583	600	2,206
QoQ Change				-19.3%	-4.1%	1.7%	-8.4%		24.5%	-22.5%	23.2%	2.4%		-12.1%	-1.7%	15.0%	2.9%
YoY Change	13.2%	-0.7%	4.4%	-1.6%	13.4%	-23.3%	-27.8%	-12.5%	11.3%	-10.1%	8.9%	21.8%	7.8%	-14.0%	9.0%	1.7%	2.2%	-0.9%
Capital expenditures, gross (cash flow)	789	822	849	195	227	207	205	834	210	219	170	226	825	205	313	233	225	976
QoQ Change				-1.0%	16.4%	-8.8%	-1.0%		2.4%	4.3%	-22.4%	32.9%		-9.3%	52.7%	-25.6%	-3.4%
YoY Change	-17.6%	4.2%	3.3%	-15.6%	18.8%	-10.0%	4.1%	-1.8%	7.7%	-3.5%	-17.9%	10.2%	-1.1%	-2.4%	42.9%	37.1%	-0.4%	18.3%
Proceeds from sale of assets	304	221	146	41	54	22	15	132	10	16	46	22	94	7	(58)	8	270	227
Capital expenditures, net	485	601	703	154	173	185	190	702	200	203	124	204	731	198	371	225	(45)	749
QoQ Change				-6.1%	12.3%	6.9%	2.7%		5.3%	1.5%	-38.9%	64.5%		-2.9%	87.4%	-39.4%	N/M
YoY Change	-26.3%	23.9%	17.0%	-29.7%	55.9%	-11.5%	15.9%	-0.1%	29.9%	17.3%	-33.0%	7.4%	4.1%	-1.0%	82.8%	81.5%	N/M	2.5%
Lease payments (IFRS 16)														33	29	28	9	99

Free cash flow	1,789	1,658	1,655	385	344	341	292	1,362	400	262	449	383	1,494	285	107	330	636	1,358
QoQ Change				-23.6%	-10.6%	-0.9%	-14.4%		37.0%	-34.5%	71.4%	-14.7%		-25.6%	-62.5%	208.4%	92.7%
YoY Change	32.4%	-7.3%	-0.2%	17.0%	-0.3%	-28.5%	-42.1%	-17.7%	3.9%	-23.8%	31.7%	31.2%	9.7%	-28.8%	-59.2%	-26.5%	66.1%	-9.1%

5 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq Fixed-Line (cont’d)
Operating & general expenses
Total general & operating expenses	895	777	721	172	170	183	180	705	165	166	183	163	677	140	145	143	168	596
QoQ Change				-3.9%	-1.2%	7.6%	-1.6%		-8.3%	0.6%	10.2%	-10.9%		-14.1%	3.6%	-1.4%	17.5%
YoY Change	-13.4%	-13.2%	-7.2%	-4.4%	-3.4%	-1.6%	0.6%	-2.2%	-4.1%	-2.4%	0.0%	-9.4%	-4.0%	-15.2%	-12.7%	-21.9%	3.1%	-12.0%
Maintenance of buildings and sites	233	217	202	49	46	49	45	189	47	45	49	44	185	34	31	38	40	143
QoQ Change				-2.0%	-6.1%	6.5%	-8.2%		4.4%	-4.3%	8.9%	-10.2%		-22.7%	-8.8%	22.6%	5.3%
YoY Change	-4.9%	-6.9%	-6.9%	-3.9%	-2.1%	-9.3%	-10.0%	-6.4%	-4.1%	-2.2%	0.0%	-2.2%	-2.1%	-27.7%	-31.1%	-22.4%	-9.1%	-22.7%
Interconnect & payments to telecom operators	220	161	145	34	33	34	29	130	31	29	31	27	118	28	27	25	28	108
QoQ Change				-2.9%	-2.9%	3.0%	-14.7%		6.9%	-6.5%	6.9%	-12.9%		3.7%	-3.6%	-7.4%	12.0%
YoY Change	-21.7%	-26.8%	-9.9%	-10.5%	-10.8%	-2.9%	-17.1%	-10.3%	-8.8%	-12.1%	-8.8%	-6.9%	-9.2%	-9.7%	-6.9%	-19.4%	3.7%	-8.5%
Marketing & general	186	213	188	43	44	55	53	195	42	44	54	48	188	40	49	42	52	183
QoQ Change				-2.3%	2.3%	25.0%	-3.6%		-20.8%	4.8%	22.7%	-11.1%		-16.7%	22.5%	-14.3%	23.8%
YoY Change	17.0%	14.5%	-11.7%	-8.5%	-8.3%	12.2%	20.5%	3.7%	-2.3%	0.0%	-1.8%	-9.4%	-3.6%	-4.8%	11.4%	-22.2%	8.3%	-2.7%
Terminal equipment & materials	90	49	48	12	12	11	12	47	10	12	12	10	44	11	10	9	12	42
QoQ Change				-25.0%	0.0%	-8.3%	9.1%		-16.7%	20.0%	0.0%	-16.7%		10.0%	-9.1%	-10.0%	33.3%
YoY Change	-18.9%	-45.6%	-2.0%	9.1%	9.1%	10.0%	-25.0%	-2.1%	-16.7%	0.0%	9.1%	-16.7%	-6.4%	10.0%	-16.7%	-25.0%	20.0%	-4.5%
Services and maintenance by sub-contractors	64	61	60	17	17	16	22	72	17	19	19	18	73	20	20	20	23	83
QoQ Change				30.8%	0.0%	-5.9%	37.5%		-22.7%	11.8%	0.0%	-5.3%		11.1%	0.0%	0.0%	15.0%
YoY Change	-12.3%	-4.7%	-1.6%	6.3%	21.4%	-5.9%	69.2%	20.0%	0.0%	11.8%	18.8%	-18.2%	1.4%	17.6%	5.3%	5.3%	27.8%	13.7%
Vehicle maintenance	76	76	78	17	18	18	19	72	18	17	18	16	69	7	8	9	13	37
QoQ Change				-19.0%	5.9%	0.0%	5.6%		-5.3%	-5.6%	5.9%	-11.1%		-56.3%	14.3%	12.5%	44.4%
YoY Change	-8.4%	0.0%	2.6%	0.0%	-5.3%	-14.3%	-9.5%	-7.7%	5.9%	-5.6%	0.0%	-15.8%	-4.2%	-61.1%	-52.9%	-50.0%	-18.8%	-46.4%
Ratios
Operating margin	44.6%	45.9%	48.7%	48.2%	49.1%	47.7%	44.5%	47.4%	47.6%	46.9%	46.4%	44.9%	46.4%	44.5%	36.4%	43.2%	-8.5%	29.2%
Net margin	25.6%	25.5%	30.0%	29.5%	29.6%	31.5%	21.7%	28.1%	29.6%	30.0%	26.0%	24.8%	27.6%	24.7%	19.0%	24.6%	-15.1%	13.5%
EBITDA margin	59.9%	61.8%	65.2%	64.7%	65.9%	64.9%	59.3%	63.7%	64.3%	63.6%	63.9%	62.6%	63.6%	63.7%	56.2%	64.1%	12.7%	49.4%
Capex/Sales	17.6%	19.0%	19.3%	17.5%	20.6%	19.0%	18.9%	19.0%	19.5%	20.7%	16.0%	21.6%	19.4%	19.3%	29.4%	22.3%	21.9%	23.3%

6 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Pelephone
Key Income Statement Metrics (Revenues)
Total Revenues	3,809	3,419	2,890	671	658	649	652	2,630	628	632	635	651	2,546	619	602	604	618	2,443
QoQ Change				-5.9%	-1.9%	-1.4%	0.5%		-3.7%	0.6%	0.5%	2.5%		-4.9%	-2.7%	0.3%	2.3%
YoY Change	-14.7%	-10.2%	-15.5%	-7.7%	-8.7%	-11.0%	-8.6%	-9.0%	-6.4%	-4.0%	-2.2%	-0.2%	-3.2%	-1.4%	-4.7%	-4.9%	-5.1%	-4.0%
Service Revenues	2,808	2,453	1,999	455	456	468	439	1,818	435	449	461	437	1,782	431	438	449	437	1,755
QoQ Change				-4.6%	0.2%	2.6%	-6.2%		-0.9%	3.2%	2.7%	-5.2%		-1.4%	1.6%	2.5%	-2.7%
YoY Change	-13.9%	-12.6%	-18.5%	-8.8%	-9.2%	-10.2%	-8.0%	-9.1%	-4.4%	-1.5%	-1.5%	-0.5%	-2.0%	-0.9%	-2.4%	-2.6%	0.0%	-1.5%
Equipment Revenues	1,001	966	891	216	202	181	213	812	193	183	174	214	764	188	164	155	181	688
QoQ Change				-8.5%	-6.5%	-10.4%	17.7%		-9.4%	-5.2%	-4.9%	23.0%		-12.1%	-12.8%	-5.5%	16.8%
YoY Change	-17.1%	-3.5%	-7.8%	-5.3%	-7.8%	-13.0%	-9.7%	-8.9%	-10.6%	-9.4%	-3.9%	0.5%	-5.9%	-2.6%	-10.4%	-10.9%	-15.4%	-9.9%
Revenues from Private Customers	2,114	1,930	1,750	N/A	N/A	N/A	N/A	1,616	N/A	N/A	N/A	N/A	1,541	N/A	N/A	N/A	N/A	1,415
% of total revenues	55.5%	56.4%	60.6%					61.4%					60.5%					57.9%
Revenues from Business Customers	1,695	1,490	1,140	N/A	N/A	N/A	N/A	1,015	N/A	N/A	N/A	N/A	1,005	N/A	N/A	N/A	N/A	1,028
% of total revenues	44.5%	43.6%	39.4%					38.6%					39.5%					42.1%
Key Income Statement Metrics
Depreciation & amortization	458	430	419	104	95	92	89	380	94	99	100	90	383	158	159	161	177	655
QoQ Change				4.0%	-8.7%	-3.2%	-3.3%		5.6%	5.3%	1.0%	-10.0%		75.6%	0.6%	1.3%	9.9%
YoY Change	-13.7%	-6.1%	-2.6%	0.0%	-10.4%	-15.6%	-11.0%	-9.3%	-9.6%	4.2%	8.7%	1.1%	0.8%	68.1%	60.6%	61.0%	96.7%	71.0%
Salaries	439	417	381	96	94	94	94	378	98	94	94	98	384	100	95	94	90	379
QoQ Change				-3.0%	-2.1%	0.0%	0.0%		4.3%	-4.1%	0.0%	4.3%		2.0%	-5.0%	-1.1%	-4.3%
YoY Change	-10.6%	-5.0%	-8.6%	0.0%	-2.1%	4.4%	-5.1%	-0.8%	2.1%	0.0%	0.0%	4.3%	1.6%	2.0%	1.1%	0.0%	-8.2%	-1.3%
Operating & general expenses	2,243	2,105	1,928	470	461	436	471	1,838	431	409	419	439	1,698	359	346	345	352	1,402
QoQ Change				-5.6%	-1.9%	-5.4%	8.0%		-8.5%	-5.1%	2.4%	4.8%		-18.2%	-3.6%	-0.3%	2.0%
YoY Change	-12.2%	-6.2%	-8.4%	-5.1%	-1.1%	-7.0%	-5.4%	-4.7%	-8.3%	-11.3%	-3.9%	-6.8%	-7.6%	-16.7%	-15.4%	-17.7%	-19.8%	-17.4%
Other operating expenses	61	18	5	-	-	-	2	2	-	-	-	-	9	-	-	6	3	9

Operating profit (loss)	608	449	157	1	8	27	(4)	32	5	30	22	15	72	2	2	(2)	(4)	(2)
QoQ Change				-90.9%	700.0%	237.5%	-114.8%		N/M	500.0%	-26.7%	-31.8%		-86.7%	0.0%	N/M	100.0%
YoY Change	-31.8%	-26.2%	-65.0%	-96.9%	-84.9%	-55.7%	-136.4%	-79.6%	400.0%	275.0%	-18.5%	-475.0%	125.0%	-60.0%	-93.3%	-109.1%	N/M	N/M
Net profit	521	373	151	13	13	32	3	61	16	34	24	21	95	9	7	6	2	24
QoQ Change				18.2%	0.0%	146.2%	-90.6%		433.3%	112.5%	-29.4%	-12.5%		-57.1%	-22.2%	-14.3%	-66.7%
YoY Change	-25.4%	-28.4%	-59.5%	-63.9%	-73.5%	-41.8%	-72.7%	-59.6%	23.1%	161.5%	-25.0%	600.0%	55.7%	-43.8%	-79.4%	-75.0%	-90.5%	-74.7%
EBITDA reported	1,065	879	576	105	103	119	85	412	99	129	122	105	455	160	161	159	173	653
QoQ Change				-5.4%	-1.9%	15.5%	-28.6%		16.5%	30.3%	-5.4%	-13.9%		52.4%	0.6%	-1.2%	8.8%
YoY Change	-25.2%	-17.5%	-34.5%	-22.8%	-35.2%	-30.0%	-23.4%	-28.5%	-5.7%	25.2%	2.5%	23.5%	10.4%	61.6%	24.8%	30.3%	64.8%	43.5%
Adjusted EBITDA (excluding IFRS 16)														98	98	96	101	393
Key Cash Flow Metrics
Operating cash flow	1,591	1,213	730	185	180	152	65	582	117	193	209	86	605	239	181	194	156	770
QoQ Change				1221.4%	-2.7%	-15.6%	-57.2%		80.0%	65.0%	8.3%	-58.9%		177.9%	-24.3%	7.2%	-19.6%
YoY Change	-7.9%	-23.8%	-39.8%	-47.3%	-10.9%	-6.7%	364.3%	-20.3%	-36.8%	7.2%	37.5%	32.3%	4.0%	104.3%	-6.2%	-7.2%	81.4%	27.3%
Capital expenditures, gross (cash flow)	320	329	428	52	63	64	64	243	73	82	78	77	310	69	90	73	78	310
QoQ Change				-20.0%	21.2%	1.6%	0.0%		14.1%	12.3%	-4.9%	-1.3%		-10.4%	30.4%	-18.9%	6.8%
YoY Change	-16.7%	2.8%	30.1%	-28.8%	-68.3%	-29.7%	-1.5%	-43.2%	40.4%	30.2%	21.9%	20.3%	27.6%	-5.5%	9.8%	-6.4%	1.3%	0.0%
Capital expenditures, net (cash flow)	315	321	426	51	63	64	63	241	73	82	78	76	309	69	90	69	78	306
QoQ Change				-21.5%	23.5%	1.6%	-1.6%		15.9%	12.3%	-4.9%	-2.6%		-9.2%	30.4%	-23.3%	13.0%
YoY Change	-17.3%	1.9%	32.7%	-29.2%	-68.3%	-28.9%	-3.1%	-43.4%	43.1%	30.2%	21.9%	20.6%	28.2%	-5.5%	9.8%	-11.5%	2.6%	-1.0%
Lease payments (IFRS 16)														75	50	64	70	259

Free cash flow	1,276	892	304	134	117	88	2	341	44	111	131	10	296	95	41	61	8	205
QoQ Change				N/M	-12.7%	-24.8%	-97.7%		2100.0%	152.3%	18.0%	-92.4%		850.0%	-56.8%	48.8%	-86.9%
YoY Change	-5.3%	-30.1%	-65.9%	-52.0%	3800.0%	20.5%	-103.9%	12.2%	-67.2%	-5.1%	48.9%	400.0%	-13.2%	115.9%	-63.1%	-53.4%	-20.0%	-30.7%
Ratios
Operating margin	16.0%	13.1%	5.4%	0.1%	1.2%	4.2%	-0.6%	1.2%	0.8%	4.7%	3.5%	2.3%	2.8%	0.3%	0.3%	-0.3%	-0.6%	-0.1%
Net margin	13.7%	10.9%	5.2%	1.9%	2.0%	4.9%	0.5%	2.3%	2.5%	5.4%	3.8%	3.2%	3.7%	1.5%	1.2%	1.0%	0.3%	1.0%
EBITDA margin	28.0%	25.7%	19.9%	15.6%	15.7%	18.3%	13.0%	15.7%	15.8%	20.4%	19.2%	16.1%	17.9%	25.8%	26.8%	26.4%	28.0%	26.7%
Capex/Sales	8.4%	9.6%	14.8%	7.7%	9.6%	9.9%	9.8%	9.2%	11.6%	13.0%	12.3%	11.8%	12.2%	11.1%	15.0%	12.1%	12.6%	12.7%

7 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
Bezeq International
Key Income Statement Metrics
Total Revenues	1,433	1,504	1,578	395	377	384	392	1,548	384	407	367	379	1,537	352	336	333	370	1,391
QoQ Change				-2.5%	-4.6%	1.9%	2.1%		-2.0%	6.0%	-9.8%	3.3%		-7.1%	-4.5%	-0.9%	11.1%
YoY Change	6.9%	5.0%	4.9%	0.5%	-3.6%	-1.3%	-3.2%	-1.9%	-2.8%	8.0%	-4.4%	-3.3%	-0.7%	-8.3%	-17.4%	-9.3%	-2.4%	-9.5%
Revenues from ILD services	401	395	379	N/A	N/A	N/A	N/A	325	N/A	N/A	N/A	N/A	268	N/A	N/A	N/A	N/A	225
% of total revenues	28.0%	26.3%	24.0%					21.0%					17.4%					16.2%
Revenues from Internet, Data & ICT services	1,032	1,109	1,199	N/A	N/A	N/A	N/A	1,223	N/A	N/A	N/A	N/A	1,269	N/A	N/A	N/A	N/A	1,166
% of total revenues	72.0%	73.7%	76.0%					79.0%					82.6%					83.8%
Revenues from Private Customers	535	529	555	N/A	N/A	N/A	N/A	570	N/A	N/A	N/A	N/A	563	N/A	N/A	N/A	N/A	542
% of total revenues	37.3%	35.2%	35.2%					36.8%					36.6%					39.0%
Revenues from Business Customers	898	975	1,023	N/A	N/A	N/A	N/A	978	N/A	N/A	N/A	N/A	974	N/A	N/A	N/A	N/A	849
% of total revenues	62.7%	64.8%	64.8%					63.2%					63.4%					61.0%
Key Income Statement Metrics
Depreciation & amortization	130	130	132	33	35	35	34	137	33	33	34	35	135	43	45	46	60	194
QoQ Change				-5.7%	6.1%	0.0%	-2.9%		-2.9%	0.0%	3.0%	2.9%		22.9%	4.7%	2.2%	30.4%
YoY Change	-4.7%	0.0%	1.5%	3.1%	9.4%	6.1%	-2.9%	3.8%	0.0%	-5.7%	-2.9%	2.9%	-1.5%	30.3%	36.4%	35.3%	71.4%	43.7%
Salaries	287	298	303	83	82	83	82	330	84	81	81	78	324	83	75	70	69	297
QoQ Change				7.8%	-1.2%	1.2%	-1.2%		2.4%	-3.6%	0.0%	-3.7%		6.4%	-9.6%	-6.7%	-1.4%
YoY Change	3.2%	3.8%	1.7%	7.8%	10.8%	10.7%	6.5%	8.9%	1.2%	-1.2%	-2.4%	-4.9%	-1.8%	-1.2%	-7.4%	-13.6%	-11.5%	-8.3%
Operating & general expenses	789	844	903	228	213	221	225	887	218	247	214	222	901	190	187	184	215	776
QoQ Change				-3.8%	-6.6%	3.8%	1.8%		-3.1%	13.3%	-13.4%	3.7%		-14.4%	-1.6%	-1.6%	16.8%
YoY Change	11.6%	7.0%	7.0%	2.2%	-4.1%	0.0%	-5.1%	-1.8%	-4.4%	16.0%	-3.2%	-1.3%	1.6%	-12.8%	-24.3%	-14.0%	-3.2%	-13.9%
Other operating expenses (income)	3	-	(2)	14	-	-	4	18	-	1	(1)	3	3	2	(1)	2	5	8

Operating profit	227	232	240	37	47	45	47	176	49	45	39	41	174	34	30	31	21	116
QoQ Change				-36.2%	27.0%	-4.3%	4.4%		4.3%	-8.2%	-13.3%	5.1%		-17.1%	-11.8%	3.3%	-32.3%
YoY Change	3.8%	2.0%	3.4%	-39.3%	-24.2%	-23.7%	-19.0%	-26.7%	32.4%	-4.3%	-13.3%	-12.8%	-1.1%	-30.6%	-33.3%	-20.5%	-48.8%	-33.3%
Net profit	158	165	172	26	33	33	33	125	36	33	27	31	127	24	20	20	13	77
QoQ Change				-38.1%	26.9%	0.0%	0.0%		9.1%	-8.3%	-18.2%	14.8%		-22.6%	-16.7%	0.0%	-35.0%
YoY Change	-0.9%	4.3%	4.2%	-40.9%	-26.7%	-19.5%	-21.4%	-27.3%	38.5%	0.0%	-18.2%	-6.1%	1.6%	-33.3%	-39.4%	-25.9%	-58.1%	-39.4%
EBITDA reported	357	362	372	70	82	80	81	313	82	78	73	76	309	77	75	77	81	310
QoQ Change				-24.7%	17.1%	-2.4%	1.3%		1.2%	-4.9%	-6.4%	4.1%		1.3%	-2.6%	2.7%	5.2%
YoY Change	0.6%	1.3%	2.8%	-24.7%	-12.8%	-13.0%	-12.9%	-15.9%	17.1%	-4.9%	-8.8%	-6.2%	-1.3%	-6.1%	-3.8%	5.5%	6.6%	0.3%
Adjusted EBITDA (excluding IFRS 16)														68	66	68	72	274
Key Cash Flow Metrics
Operating cash flow	288	312	301	49	69	65	86	269	52	69	74	82	277	67	54	73	106	300
QoQ Change				-49.0%	40.8%	-5.8%	32.3%		-39.5%	32.7%	7.2%	10.8%		-18.3%	-19.4%	35.2%	45.2%
YoY Change	5.7%	8.4%	-3.5%	-21.0%	-6.8%	-5.8%	-10.4%	-10.6%	6.1%	0.0%	13.8%	-4.7%	3.0%	28.8%	-21.7%	-1.4%	29.3%	8.3%
Capital expenditures, gross (cash flow)	105	110	128	37	33	24	26	120	29	46	31	36	142	31	44	27	25	127
QoQ Change				76.0%	-10.8%	-27.3%	8.3%		11.5%	58.6%	-32.6%	16.1%		-13.9%	41.9%	-38.6%	-7.4%
YoY Change	-40.4%	5.2%	16.4%	-30.1%	28.0%	-15.0%	23.7%	-6.3%	-21.6%	39.4%	29.2%	38.5%	18.3%	6.9%	-4.3%	-12.9%	-30.6%	-10.6%
Capital expenditures, net (cash flow)	97	108	128	37	33	24	25	119	29	46	29	35	139	31	44	26	25	126
QoQ Change				76.2%	-10.8%	-27.3%	4.2%		16.0%	58.6%	-37.0%	20.7%		-11.4%	41.9%	-40.9%	-3.8%
YoY Change	-43.9%	11.2%	18.5%	-30.2%	26.9%	-14.3%	19.0%	-7.0%	-21.6%	39.4%	20.8%	40.0%	16.8%	6.9%	-4.3%	-10.3%	-28.6%	-9.4%
Lease payments (IFRS 16)														9	9	9	9	36

Free cash flow	191	204	173	12	36	41	61	150	23	23	45	47	138	27	1	38	72	138
QoQ Change				-84.0%	200.0%	13.9%	48.8%		-62.3%	0.0%	95.7%	4.4%		-42.6%	-96.3%	3700.0%	89.5%
YoY Change	92.4%	7.0%	-15.2%	33.3%	-25.0%	0.0%	-18.7%	-13.3%	91.7%	-36.1%	9.8%	-23.0%	-8.0%	17.4%	-95.7%	-15.6%	53.2%	0.0%
Ratios
Operating margin	15.9%	15.4%	15.2%	9.4%	12.5%	11.7%	12.0%	11.4%	12.8%	11.1%	10.6%	10.8%	11.3%	9.7%	8.9%	9.3%	5.7%	8.3%
Net margin	11.0%	11.0%	10.9%	6.6%	8.8%	8.6%	8.4%	8.1%	9.4%	8.1%	7.4%	8.2%	8.3%	6.8%	6.0%	6.0%	3.5%	5.5%
EBITDA margin	24.9%	24.1%	23.6%	17.7%	21.8%	20.8%	20.7%	20.2%	21.4%	19.2%	19.9%	20.1%	20.1%	21.9%	22.3%	23.1%	21.9%	22.3%
Capex/Sales	7.3%	7.3%	8.1%	9.4%	8.8%	6.3%	6.6%	7.8%	7.6%	11.3%	8.4%	9.5%	9.2%	8.8%	13.1%	8.1%	6.8%	9.1%

8 of 15

Key financial metrics

Bezeq - The Israel Telecommunication Corp. Ltd.

(NIS millions, except for EPS)	FY 2013	FY 2014	FY 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	FY 2018
yes
Key Income Statement Metrics
Revenues	1,635	1,724	1,774	439	434	434	438	1,745	424	416	406	404	1,650	375	375	367	356	1,473
QoQ Change				-2.2%	-1.1%	0.0%	0.9%		-3.2%	-1.9%	-2.4%	-0.5%		-7.2%	0.0%	-2.1%	-3.0%
YoY Change	0.0%	5.4%	2.9%	-0.2%	-1.1%	-2.7%	-2.4%	-1.6%	-3.4%	-4.1%	-6.5%	-7.8%	-5.4%	-11.6%	-9.9%	-9.6%	-11.9%	-10.7%
Depreciation & amortization	263	297	322	76	74	75	71	296	70	71	72	72	285	79	79	81	84	323
QoQ Change				-13.6%	-2.6%	1.4%	-5.3%		-1.4%	1.4%	1.4%	0.0%		9.7%	0.0%	2.5%	3.7%
YoY Change	5.8%	13.0%	8.4%	0.0%	-7.5%	-3.8%	-19.3%	-8.1%	-7.9%	-4.1%	-4.0%	1.4%	-3.7%	12.9%	11.3%	12.5%	16.7%	13.3%
Salaries	N/A	267	270	61	60	64	64	249	59	59	62	65	245	57	61	56	59	233
QoQ Change				-12.9%	-1.6%	6.7%	0.0%		-7.8%	0.0%	5.1%	4.8%		-12.3%	7.0%	-8.2%	5.4%
YoY Change			1.1%	-11.6%	-3.2%	-7.2%	-8.6%	-7.8%	-3.3%	-1.7%	-3.1%	1.6%	-1.6%	-3.4%	3.4%	-9.7%	-9.2%	-4.9%
Operating & general expenses	N/A	887	932	245	223	233	246	947	243	237	237	240	957	240	252	229	235	956
QoQ Change				0.4%	-9.0%	4.5%	5.6%		-1.2%	-2.5%	0.0%	1.3%		0.0%	5.0%	-9.1%	2.6%
YoY Change			5.1%	3.8%	-1.8%	3.6%	0.8%	1.6%	-0.8%	6.3%	1.7%	-2.4%	1.1%	-1.2%	6.3%	-3.4%	-2.1%	-0.1%
Loss from impairment of assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,100	1,100

Other operating expenses (income), net	-	-	-	-	-	-	-	(11)	-	-	-	-	-	N/A	N/A	N/A	N/A	17

Operating profit (loss)	267	273	250	57	77	62	68	264	52	49	35	27	163	(1)	(17)	1	(1,139)	(1,156)
QoQ Change				21.3%	35.1%	-19.5%	9.7%		-23.5%	-5.8%	-28.6%	-22.9%		N/M	1600.0%	N/M	N/M
YoY Change	5.6%	2.2%	-8.4%	-3.4%	10.0%	-16.2%	44.7%	5.6%	-8.8%	-36.4%	-43.5%	-60.3%	-38.3%	N/M	N/M	-97.1%	N/M	N/M
Finance expenses (income), net	161	111	90	19	12	26	1	58	27	32	(1)	13	71	(3)	(7)	3	(4)	(11)
QoQ Change					-36.8%	116.7%	-96.2%		2600.0%	18.5%	N/M	N/M		N/M	133.3%	N/M	N/M
YoY Change	4.5%	-31.1%	-18.9%					-35.6%	42.1%	166.7%	N/M	1200.0%	22.4%	N/M	N/M	N/M	N/M	N/M
Net profit (loss)	(381)	(322)	(354)	(71)	(114)	(142)	395	68	19	(151)	(123)	11	(244)	1	(10)	(2)	(1,137)	(1,148)
QoQ Change				-35.5%	60.6%	24.6%	N/M		-95.2%	N/M	-18.5%	-108.9%		-90.9%	N/M	-80.0%	N/M
YoY Change	22.7%	-15.4%	9.9%	2266.7%	-31.3%	89.3%	N/M	N/M	N/M	32.5%	-13.4%	-97.2%	N/M	-94.7%	-93.4%	-98.4%	N/M	370.5%
EBITDA reported	530	570	572	133	151	137	139	560	122	120	107	99	448	78	62	82	(1,055)	(833)
QoQ Change				-1.5%	13.5%	-9.3%	1.5%		-12.2%	-1.6%	-10.8%	-7.5%		-21.2%	-20.5%	32.3%	N/M
YoY Change	5.6%	7.6%	0.4%	-1.5%	0.7%	-9.9%	3.0%	-2.1%	-8.3%	-20.5%	-21.9%	-28.8%	-20.0%	-36.1%	-48.3%	-23.4%	N/M	N/M
Adjusted EBITDA (excl. IFRS 16 & impairment)														70	54	73	39	236
Key Cash Flow Metrics
Operating cash flow	490	442	505	158	110	154	207	629	51	169	115	95	430	86	60	34	46	226
QoQ Change				50.5%	-30.4%	40.0%	34.4%		-75.4%	231.4%	-32.0%	-17.4%		-9.5%	-30.2%	-43.3%	35.3%
YoY Change	17.2%	-10.1%	14.3%	6.0%	3.8%	6.2%	97.1%	24.6%	-67.7%	53.6%	-25.3%	-54.1%	-31.6%	68.6%	-64.5%	-70.4%	-51.6%	-47.4%
Capital expenditures, gross (cash flow)	323	305	265	59	58	51	41	209	60	53	69	53	235	62	75	79	82	298
QoQ Change				37.2%	-1.7%	-12.1%	-19.6%		46.3%	-11.7%	30.2%	-23.2%		17.0%	21.0%	5.3%	3.8%
YoY Change	13.6%	-5.6%	-13.1%	-9.2%	-29.3%	-32.0%	-4.7%	-21.1%	1.7%	-8.6%	35.3%	29.3%	12.4%	3.3%	41.5%	14.5%	54.7%	26.8%
Capital expenditures, net (cash flow)	323	305	265	59	58	50	41	208	60	52	69	53	234	62	75	79	81	297
QoQ Change				37.2%	-1.7%	-13.8%	-18.0%		46.3%	-13.3%	32.7%	-23.2%		17.0%	21.0%	5.3%	2.5%
YoY Change	13.8%	-5.6%	-13.1%	-9.2%	-29.3%	-33.3%	-4.7%	-21.5%	1.7%	-10.3%	38.0%	29.3%	12.5%	3.3%	44.2%	14.5%	52.8%	26.9%
Lease payments (IFRS 16)														8	8	9	6	31

Free cash flow	167	137	240	99	52	104	166	421	(9)	117	46	42	196	16	(23)	(54)	(41)	(102)
QoQ Change				59.7%	-47.5%	100.0%	59.6%		N/M	N/M	-60.7%	-8.7%		-61.9%	N/M	134.8%	-24.1%
YoY Change	24.3%	-17.8%	75.2%	17.9%	116.7%	48.6%	167.7%	75.4%	N/M	125.0%	-55.8%	-74.7%	-53.4%	N/M	N/M	N/M	N/M	N/M
Ratios
Operating margin	16.3%	15.8%	14.1%	13.0%	17.7%	14.3%	15.5%	15.1%	12.3%	11.8%	8.6%	6.7%	9.9%	(0.3%)	(4.5%)	0.3%	(319.9%)	(78.5%)
Net margin	(23.3%)	(18.7%)	(20.0%)	(16.2%)	(26.3%)	(32.7%)	90.2%	3.9%	4.5%	(36.3%)	(30.3%)	2.7%	(14.8%)	0.3%	0.0%	(0.5%)	(319.4%)	(77.9%)
EBITDA margin	32.4%	33.1%	32.2%	30.3%	34.8%	31.6%	31.7%	32.1%	28.8%	28.8%	26.4%	24.5%	27.2%	20.8%	16.5%	22.3%	(296.3%)	(56.6%)
Capex/Sales	19.8%	17.7%	14.9%	13.4%	13.4%	11.8%	9.4%	12.0%	14.2%	12.7%	17.0%	13.1%	14.2%	16.5%	20.0%	21.5%	23.0%	20.2%

9 of 15

Key financial metrics

	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
NIS Millions	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018	2018	2018	2018
Bezeq Group
Other Operating Expenses (Income), Net

Profit from increase to controlling stake in Yes	-	-	(12)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Profit from the sale of shares in Coral Tel Ltd.	-	(582)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Profit from the sale of affiliate	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(14)	(14)

Profit from the sale of property, plant and equipment (mainly real estate)*	(120)	(167)	(234)	(11)	(29)	(22)	(45)	(107)	(6)	(14)	(45)	(1)	(66)	(1)	(5)	9	(4)	(1)

Proft from copper sales	(47)	(8)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Provision (cancellation)-contingent liabilities, net	-	(23)	34	-	-	-			-	-	-	-		-	-	-	-	-

Provision for early retirement	90	176	117	1	14	3	78	96	-	12	3	8	23	12	81	-	466	559

Expenses for a collective agreement at Pelephone	61	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Loss from the discontinuation of a software development project	1	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Other (mainly legal claims)	-	-	-	15	3	(7)	-	11	2	1	19	2	24	12	8	7	63	90

Total other operating expenses (income), net	(15)	(586)	(95)	5	(12)	(26)	33	0	(4)	(1)	(23)	9	(19)	23	84	16	511	634

* Includes profit from copper sales beginning Q1 2015

10 of 15

Other expenses (income), net

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018	2018	2018	2018

Bezeq Fixed-Line
Key Performance Indicators

Total outgoing minutes (in millions)	10,699	9,758	8,694	7,047	6,200	5,607	1,316	1,257	1,297	1,136	5,006	1,177	1,098	1,132	1,068	4,475	1,055	1,010	960	989	4,014
QoQ Change							-4.6%	-4.5%	3.2%	-12.4%		3.6%	-6.7%	3.1%	-5.7%		-1.2%	-4.3%	-5.0%	3.0%
YoY Change	-11.0%	-8.8%	-10.9%	-18.9%	-12.0%	-9.6%	-9.8%	-10.0%	-5.5%	-17.6%	-10.7%	-10.6%	-12.6%	-12.7%	-6.0%	-10.6%	-10.4%	-8.0%	-15.2%	-7.4%	-10.3%

Total incoming minutes (in millions)	6,547	6,240	6,225	6,115	5,829	5,628	1,348	1,314	1,383	1,252	5,297	1,281	1,220	1,266	1,205	4,972	1,191	1,151	1,125	1,160	4,627
QoQ Change							-3.9%	-2.5%	5.3%	-9.5%		2.3%	-4.8%	3.8%	-4.8%		-1.2%	-3.4%	-2.3%	3.1%
YoY Change	-2.5%	-4.7%	-0.2%	-1.8%	-4.7%	-3.4%	-5.7%	-5.2%	-1.9%	-10.8%	-5.9%	-5.0%	-7.2%	-8.5%	-3.8%	-6.1%	-7.0%	-5.7%	-11.1%	-3.7%	-6.9%
			-1400.0%
Total access lines (in 000’s)	2,366	2,367	2,268	2,216	2,205	2,087	2,068	2,050	2,031	2,010	2,010	1,986	1,961	1,942	1,916	1,916	1,889	1,865	1,843	1,818	1,818
QoQ Change							-0.9%	-0.9%	-0.9%	-1.0%		-1.2%	-1.3%	-1.0%	-1.3%		-1.4%	-1.3%	-1.2%	-1.4%
YoY Change	-4.7%	0.0%	-4.2%	-2.3%	-0.5%	-5.4%	-2.7%	-3.2%	-3.4%	-3.7%	-3.7%	-4.0%	-4.3%	-4.4%	-4.7%	-4.7%	-4.9%	-4.9%	-5.1%	-5.1%	-5.1%
QoQ Line change (000’s)	(117)	1	(99)	(52)	(11)	(118)	(19)	(18)	(19)	(21)	(77)	(24)	(25)	(19)	(26)	(94)	(27)	(24)	(22)	(25)	(98)

Average revenue per line (ARPL) (in NIS)	109	85	81	74	63	59	58	57	57	55	57	56	54	54	53	54	53	52	51	51	52
QoQ Change							-1.7%	-1.7%	0.0%	-3.5%		1.8%	-3.6%	0.0%	-1.9%		0.0%	-1.9%	-1.9%	0.0%
YoY Change	0.0%	-22.0%	-4.7%	-8.6%	-14.9%	-6.3%	-3.3%	-3.4%	-3.4%	-6.8%	-3.4%	-3.4%	-5.3%	-5.3%	-3.6%	-5.3%	-5.4%	-3.7%	-5.6%	-3.8%	-3.7%

Churn rate (telephony)	N/A	11.6%	15.3%	13.1%	11.1%	10.1%	2.8%	2.4%	2.6%	2.4%	10.2%	2.7%	2.4%	2.3%	2.4%	9.8%	3.0%	2.8%	2.7%	3.1%	11.6%

Broadband Internet lines (in 000’s)- Total	1,066	1,111	1,169	1,263	1,364	1,479	1,503	1,521	1,539	1,558	1,558	1,580	1,593	1,608	1,635	1,635	1,653	1,662	1,663	1,656	1,656
QoQ Change							1.6%	1.2%	1.2%	1.2%		1.4%	0.8%	0.9%	1.7%		1.1%	0.5%	0.1%	-0.4%
YoY Change	3.0%	4.2%	5.2%	8.0%	8.0%	8.4%	8.1%	7.3%	6.3%	5.3%	5.3%	5.1%	4.7%	4.5%	4.9%	4.9%	4.6%	4.3%	3.4%	1.3%	1.3%
QoQ Line change (000’s)	31	45	58	94	101	115	24	18	18	19	79	22	13	15	27	77	18	9	1	(7)	21

Broadband Internet lines (in 000’s)-Wholesale	-	-	-	-	-	244	290	323	347	377	377	414	444	484	532	532	574	600	617	626	626
QoQ Change							18.9%	11.4%	7.4%	8.6%		9.8%	7.2%	9.0%	9.9%		7.9%	4.5%	2.8%	1.5%
YoY Change							2536.4%	314.1%	96.0%		54.5%	42.8%	37.5%	39.5%	41.1%	41.1%	38.6%	35.1%	27.5%	17.7%	17.7%
QoQ Line change (000’s)							46	33	24	30	133	37	30	40	48	155	42	26	17	9	94
Wholesale lines as % of total broadband lines						16.5%	19.3%	21.2%	22.5%	24.2%	24.2%	26.2%	27.9%	30.1%	32.5%	32.5%	34.7%	36.1%	37.1%	37.8%	37.8%

Broadband Internet lines (in 000’s) - Retail	1,066	1,111	1,169	1,263	1,364	1,235	1,213	1,198	1,192	1,181	1,181	1,166	1,149	1,124	1,103	1,103	1,079	1,062	1,046	1,030	1,030
QoQ Change							-1.8%	-1.2%	-0.5%	-0.9%		-1.3%	-1.5%	-2.2%	-1.9%		-2.2%	-1.6%	-1.5%	-1.5%
YoY Change	3.0%	4.2%	5.2%	8.0%	8.0%	-9.5%	-12.0%	-10.6%	-6.2%	-4.4%	-4.4%	-3.9%	-4.1%	-5.7%	-6.6%	-6.6%	-7.5%	-7.6%	-6.9%	-6.6%	-6.6%
QoQ Line change (000’s)	31	45	58	94	101	(129)	(22)	(15)	(6)	(11)	(54)	(15)	(17)	(25)	(21)	(78)	(24)	(17)	(16)	(16)	(73)

Broadband Internet ARPU (in NIS) - Retail	75	80	81	84	84	88	90	90	88	90	89	90	90	90	92	90	92	93	93	96	93
QoQ Change							2.3%	0.0%	-2.2%	2.3%		0.0%	0.0%	0.0%	2.2%		0.0%	1.1%	0.0%	3.2%
YoY Change	8.7%	6.7%	1.3%	3.7%	0.0%	4.8%	3.4%	2.3%	0.0%	2.3%	1.1%	0.0%	0.0%	2.3%	2.2%	1.1%	2.2%	3.3%	3.3%	4.3%	3.3%
Average broadband speed per subscriber (end of period, Mbps)	4.3	6.7	9.6	18.1	32.5	37.8	38.9	40.2	41.8	43.4	43.4	45.1	47.2	49.5	51.5	51.5	53.5	55.4	57.4	59.1	59.1
QoQ Change							2.9%	3.3%	4.0%	3.8%		3.9%	4.7%	4.9%	4.0%		3.9%	3.6%	3.6%	2.9%
YoY Change	59.3%	55.8%	43.3%	88.5%	79.6%	16.3%	17.2%	15.2%	13.9%	14.8%	14.8%	15.9%	17.4%	18.4%	18.7%	18.7%	18.6%	17.4%	16.0%	14.8%	14.8%

Number of employees	7,216	7,076	7,422	6,479	5,964	5,896	N/A	N/A	N/A	5,649	5,649	N/A	N/A	N/A	5,582	5,582	N/A	N/A	N/A	5,494	5,494
YoY Change	-2.0%	-1.9%	4.9%	-12.7%	-7.9%	-1.1%					-4.2%					-1.2%					-1.6%

Market share - Internet	59%	59%	60%	63%	66%	68%	N/A	N/A	N/A	N/A	69%	N/A	N/A	N/A	N/A	70%	N/A	N/A	N/A	N/A	69%
Market share - telephony (private sector)	65%	63%	59%	57%	56%	56%	N/A	N/A	N/A	N/A	55%	N/A	N/A	N/A	N/A	53%	N/A	N/A	N/A	N/A	52%
Market share - telephony (business sector)	78%	76%	75%	74%	74%	74%	N/A	N/A	N/A	N/A	73%	N/A	N/A	N/A	N/A	72%	N/A	N/A	N/A	N/A	71%

11 of 15

KPIs

Bezeq - The Israel Telecommunication Corp. Ltd.

	FY	FY	FY	FY	FY	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY
	2010	2011	2012	2013	2014	2015	2016	2016	2016	2016	2016	2017	2017	2017	2017	2017	2018	2018	2018	2018	2018

Pelephone
Key Performance Indicators

Total Subscribers (in 000’s)	2,857	2,847	2,800	2,642	2,586	2,651	2,692	2,260	2,348	2,402	2,402	2,430	2,410	2,475	2,525	2,525	2,546	2,601	2,185	2,205	2,205
QoQ Change							1.5%	-16.0%	3.9%	2.3%		1.2%	-0.8%	2.7%	2.0%		0.8%	2.2%	-16.0%	0.9%
YoY Change	3.3%	-0.4%	-1.7%	-5.6%	-2.1%	2.5%	5.0%	-11.9%	-8.6%	-9.4%	-9.4%	-9.7%	6.6%	5.4%	5.1%	5.1%	4.8%	7.9%	-11.7%	-12.7%	-12.7%
QoQ subscriber change (000’s)	91	(10)	(47)	(158)	(56)	65	41	(432)	88	54	(249)	28	(20)	65	50	123	21	55	(416)	20	(320)

Postpaid Subscribers (in 000’s)	N/A	N/A	N/A	N/A	1,750	1,726	N/A	N/A	N/A	1,669	1,669	1,659	1,663	1,697	1,729	1,729	1,760	1,800	1,817	1,831	1,831
QoQ Change												-0.6%	0.2%	2.0%	1.9%		1.8%	2.3%	0.9%	0.8%
YoY Change						-1.4%				-3.3%	-3.3%				3.6%		6.1%	8.2%	7.1%	5.9%
QoQ subscriber change (000’s)						(24)					(57)	(10)	4	34	32	60	31	40	17	14	102

Prepaid Subscribers (in 000’s)	N/A	N/A	N/A	N/A	836	925	N/A	N/A	N/A	733	733	771	747	778	796	796	786	801	368	374	374
QoQ Change												5.2%	-3.1%	4.1%	2.3%		-1.3%	1.9%	-54.1%	1.6%
YoY Change						10.6%				-20.8%	-20.8%				8.6%	8.6%	1.9%	7.2%	-52.7%	-53.0%	-53.0%
QoQ subscriber change (000’s)						89					(192)	38	(24)	31	18	63	(10)	15	(433)	6	(422)

ARPU (in NIS)	111	107	95	86	78	64	57	68	68	62	63	60	61	63	58	61	57	57	68	66	62
QoQ Change							-5.0%	19.3%	0.0%	-8.8%		-3.2%	1.7%	3.3%	-7.9%		-1.7%	0.0%	19.3%	-2.9%
YoY Change		-3.6%	-11.2%	-9.5%	-9.3%	-17.9%	-12.3%	4.6%	0.0%	3.3%	-1.6%	5.3%	-10.3%	-7.4%	-6.5%	-3.2%	-5.0%	-6.6%	7.9%	13.8%	1.6%

Churn rate	15.3%	22.9%	22.4%	28.6%	28.0%	25.8%	5.2%	6.2%	6.1%	6.3%	23.7%	7.9%	6.3%	7.1%	6.9%	28.2%	8.0%	7.3%	9.1%	9.0%	33.3%

Number of employees	N/A	N/A	4,072	3,288	3,001	2,679	N/A	N/A	N/A	2,594	2,594	N/A	N/A	N/A	2,551	2,551	N/A	N/A	N/A	2,453	2,453
YoY Change				-19.3%	-8.7%	-10.7%					-3.2%					-1.7%					-3.8%

Market share	28.9%	29.0%	28.2%	26.3%	25.5%	25.2%	N/A	N/A	22.7%	23.1%	23.1%	N/A	N/A	23.3%	23.6%	23.6%	N/A	N/A	21.0%	N/A	N/A

Bezeq International

Key Performance Indicators

Number of employees	2,112	2,262	2,102	2,007	1,932	1,966	N/A	N/A	N/A	1,905	1,905	N/A	N/A	N/A	1,864	1,864	N/A	N/A	N/A	1,653	1,653
QoQ Change
YoY Change	-13.6%	7.1%	-7.1%	-4.5%	-3.7%	1.8%					-3.1%					-2.2%					-11.3%

Churn rate (ISP)	12.7%	12.6%	18.4%	18.0%	17.0%	17.3%	5.2%	4.5%	5.5%	5.2%	20.4%	5.3%	5.0%	6.3%	6.8%	23.4%	6.0%	6.0%	5.8%	7.7%	25.5%

Market share - ISP	35.9%	37.5%	38.8%	40.6%	42%	44%	N/A	N/A	N/A	N/A	44%	N/A	N/A	42.1%	N/A	N/A	N/A	N/A	38.2%	N/A	N/A

Market share - ILD (Outgoing)	30.7%	30.0%	24.6%	21.2%	23%	21%	N/A	N/A	N/A	N/A	21%	N/A	N/A	N/A	N/A	25.6%	N/A	N/A	N/A	N/A	23.3%

yes

Key Performance Indicators

Subscribers (in 000’s)	578	586	578	600	630	635	629	623	618	614	614	608	603	597	587	587	580	582	584	574	574
QoQ Change							-0.9%	-1.0%	-0.8%	-0.6%		-1.0%	-0.8%	-1.0%	-1.7%		-1.2%	0.3%	0.3%	-1.7%
YoY Change	1.2%	1.4%	-1.4%	3.8%	5.0%	0.8%	-0.5%	-2.0%	-3.0%	-3.3%	-3.3%	-3.3%	-3.2%	-3.4%	-4.4%	-4.4%	-4.6%	-3.5%	-2.2%	-2.2%	-2.2%
QoQ subscriber change (000’s)							(6)	(6)	(5)	(4)	(21)	(6)	(5)	(6)	(10)	(27)	(7)	2	2	(10)	(13)

ARPU (in NIS)	230	232	234	233	234	233	231	231	233	237	233	232	229	226	226	228	214	215	210	206	211
QoQ Change							-1.7%	0.0%	0.9%	1.7%		-2.1%	-1.3%	-1.3%	0.0%		-5.3%	0.5%	-2.3%	-1.9%
YoY Change	1.8%	0.9%	1.0%	-0.4%	0.4%	-0.4%	-0.4%	0.0%	0.0%	0.9%	0.0%	0.4%	-0.9%	-3.0%	-4.6%	-2.1%	-7.8%	-6.1%	-7.1%	-8.8%	-7.5%

Churn rate	13.0%	11.9%	15.4%	13.5%	12.8%	13.9%	4.2%	3.6%	4.5%	3.6%	15.9%	4.3%	3.8%	4.8%	5.9%	18.8%	6.1%	4.7%	5.1%	5.6%	21.5%

Number of employees	2,229	2,227	2,276	2,208	2,042	1,984	N/A	N/A	N/A	1,753	1,753	N/A	N/A	N/A	1,680	1,680	N/A	N/A	N/A	1,532	1,532
YoY Change	3.3%	-0.1%	2.2%	-3.0%	-7.5%	-2.8%					-11.6%					-4.2%					-8.8%

Mkt share	39%	40%	39%	40%	42%	42%	N/A	N/A	N/A	N/A	40%	N/A	N/A	N/A	N/A	37%	N/A	N/A	N/A	N/A	34%

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KPIs

Bezeq - The Israel Telecommunication Corp. Ltd.

Bezeq Group Dividends
Dividend History
Dividend Distribution date	Total Amount (NIS m)	Dividend per share (NIS)	Dividend Type
October 10, 2018	318	0.11	Semi-Annual Dividend
May 10, 2018	368	0.13	Semi-Annual Dividend
October 16, 2017	708	0.26	Semi-Annual Dividend
May 29, 2017	578	0.21	Semi-Annual Dividend
October 6, 2016	665	0.24	Semi-Annual Dividend
May 30, 2016	776	0.28	Semi-Annual Dividend
October 26, 2015	933	0.34	Semi-Annual Dividend
May 27, 2015	844	0.31	Semi-Annual Dividend
October 2, 2014	1,267	0.46	Semi-Annual Dividend
April 23, 2014	802	0.29	Semi-Annual Dividend
September 15, 2013	500	0.36	Special Dividend (6 of 6)
September 15, 2013	969	0.18	Semi-Annual Dividend
May 13, 2013	500	0.18	Special Dividend (5 of 6)
May 13, 2013	861	0.32	Semi-Annual Dividend
October 10, 2012	500	0.18	Special Dividend (4 of 6)
October 10, 2012	997	0.37	Semi-Annual Dividend
May 21, 2012	500	0.18	Special Dividend (3 of 6)
May 21, 2012	1,074	0.40	Semi-Annual Dividend
October 5, 2011	500	0.18	Special Dividend (2 of 6)
October 5, 2011	992	0.37	Semi-Annual Dividend
May 19, 2011	500	0.19	Special Dividend (1 of 6)
May 19, 2011	1,163	0.43	Semi-Annual Dividend
October 7, 2010	1,280	0.48	Semi-Annual Dividend
May 3, 2010	2,453	0.92	Semi-Annual Dividend
October 5, 2009	1,149	0.43	Semi-Annual Dividend
May 24, 2009	792	0.30	Semi-Annual Dividend

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Dividends

Bezeq - The Israel Telecommunication Corp. Ltd.

Bezeq Group Dividends
Dividend History
Dividend Distribution date	Total Amount (NIS m)	Dividend per share (NIS)	Dividend Type
October 29, 2008	835	0.32	Semi-Annual Dividend
April 28, 2008	679	0.26	Semi-Annual Dividend
October 15, 2007	760	0.29	Semi-Annual Dividend
February 26, 2007	1,800	0.69	Special Dividend
January 9, 2007	300	0.12	Semi-Annual Dividend
October 30, 2006	400	0.15	Semi-Annual Dividend
April 16, 2006	1,200	0.46	Semi-Annual Dividend

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Dividends

Bezeq The Israel Telecommunication Corp. Limited

GLOSSARY
Glossary

EBITDA	=	Earnings Before Interest, Taxes, Depreciation & Amortization ; ttm = trailing twelve months
Adjusted EBITDA	=	EBITDA excluding adoption of IFRS 16 and other operating income/expenses
Free cash flow	=	Operating cash flows less net capital expenditures and lease payments
Net capital expenditures	=	Purchase of property, plant & equipment (PPE), plus investments in intangible assets, less proceeds from the sale of PPE
FFO	=	Cash flow from operating activities less changes in working capital and payments for leases
ARPL	=	Average revenue per line
ARPU	=	Average revenue per user
MOU	=	Minutes of use
N/A	=	Not available
N/M	=	Not meaningful

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Glossary